



June 2, 2006

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

RECEIVED JUN 09 2006 SEC MAIL PROCESSING WASH, D.C. 185 SECTION

Regarding: Day Software Holding AG
Exemption number 082-34849
Documents furnished under paragraph (b)(1) of Rule 12g3-2

Dear Sir or Madam:

On December 3, 2004, we provided you with the documents required for our Application for Exemption Pursuant to Rule 12g3-2(b) for Day Software Holding AG (the "Company"). On May 23, 2005, we provided you with Exhibit C, a list of the information so made public, filed with the SWX Swiss Exchange or distributed to security holders by the Company from December 3, 2004 to May 23, 2005 including one copy or summary of each of the documents listed in Exhibit C. On September 1, 2005, we provided you with Exhibit D, a list of the information so made public, filed with the SWX Swiss Exchange or distributed to security holders by the Company from May 23, 2005 to September 1, 2005 including one copy or summary of each of the documents listed in Exhibit D. Today, we are providing you with Exhibit E, a list of the information so made public, filed with the SWX Swiss Exchange or distributed to security holders by the Company from September 1, 2005 to the current date. In addition, pursuant to Rule 12g3-2(b)(1)(i) of the Exchange Act, we have enclosed herewith one copy or summary of each of the documents listed in Exhibit E.

If you have any questions with regard to this information, please contact the undersigned at 949 679 2960 x 106 or Chris Harano at 949 679 2960 x 105.

Sincerely,

Tracy Sharp,
Corporate Controller, Day Software, Inc.

PROCESSED
JUN 12 2006
THOMSON FINANCIAL

6/12

World Standard Software to Unify Your Business

EXHIBIT E

Since December 1, 2004 and until the date hereof, as set forth below the following information has been (i) made public in Switzerland, (ii) filed with the SWX (and made public by such exchange), or (iii) sent to holders of the Company's securities and has not been previously furnished to the SEC in a prior submission of documents in the Company's submission dated September 1, 2005.

PRESS RELEASES/ANNOUNCEMENTS FILED WITH AND MADE PUBLIC BY SWX:

1	Title:	Decisions of the Annual General Meeting of the Shareholders,
	Dated/ Distributed:	May 17, 2006
2	Title:	Day Reports Q1 2006 Financial Results
	Dated/Distributed:	May 10, 2006
3	Title:	Leader in Enterprise Search licenses JSR 170 compliant Connectors from Day Software
	Dated/Distributed:	March 23, 2006
4	Title:	Day CTO Addresses Java Development Community
	Dated/Distributed:	March 22, 2006
5	Title:	DTN Selects Day to Deliver Dynamic, Real-Time News Site
	Dated/Distributed:	March 21, 2006
6	Title:	Day Unveils Latest Version of CRX
	Dated/Distributed:	March 14, 2006
7	Title:	Day Reports 2005 Financial Results
	Dated/Distributed:	February 22, 2006
8	Title:	Day to Deliver JSR 170 Compliant Capabilities
	Dated/Distributed:	January 10, 2006
9	Title:	Day Presents Communique 4 at Gilbane Conference
	Dated/Distributed:	November 30, 2005

10	Title:	Day Unveils Communique 4
	Dated/Distributed:	November 15, 2005
11	Title:	Day Reports Q3 2005 Results
	Dated/Distributed:	November 09, 2005
12	Title:	Day Concludes 2005 Global Customer Summit
	Dated/Distributed:	November 08, 2005
13	Title:	Penn State Libraries Selects Day
	Dated/Distributed:	October 17, 2005
14	Title:	Partnership with BEA
	Dated/Distributed:	October 13, 2005
15	Title:	Day submits JSR 283
	Dated/Distributed:	October 04, 2005
16	Title:	Day Ships Documentum Connector
	Dated/Distributed:	September 28, 2005
17	Title:	Day and EMN8 Deliver Hospitality Industry Solution
	Dated/Distributed:	September 13, 2005

FINANCIALS

18	Title:	3rd Quarter Report - 2005
	Dated/Distributed:	November 9, 2005
19	Title:	Annual Report - 2005
	Dated/Distributed:	February 22, 2006
20	Title:	1st Quarter Report - 2006
	Dated/Distributed:	May 9, 2006



Media information

Decisions of the Annual General Meeting of the Shareholders of Day Software Holding AG

Basel, Switzerland, May 17, 2006 – Today's annual shareholders meeting of Day Software Holding AG approved all proposals. The following proposals were presented by the board of directors:

1. **Annual Report, Annual Financial Accounts, Group Accounts as well as Report of the Auditors and Group Auditors for the fiscal year 2005**
   The Board proposed to approve the Annual Report, the Annual Financial Accounts and the Group Accounts for the fiscal year 2005 as well as to accept the Report of the Auditors and the Group Auditors for the fiscal year 2005.

2. **Indemnification of the Board and the Senior Management**
   The Board proposed to indemnify all members of the Board of Directors and the managing directors.

3. **Appropriation of the Annual Result**
   The Board proposed to offset the deficit of CHF 1'993'646.00 from the legal reserves (general reserve) of CHF 2'161'717.00.

4. **Re-elections of the board members of the Board of Directors**
   The Board proposed the re-election of Mr. Michael Moppert, Mr. David Nüscheler, Mr. Greg Williams and Mr. Mark Walsh for an additional term of three years.

5. **Election of the Auditors and the Group Auditors for the fiscal year 2006**
   The Board proposed the election of KPMG Fides Peat, Basel, as Ordinary Auditors according to Art. 727ff OR and Group Auditors according to Art. 731a OR for the fiscal year 2006. The Board proposed the election of BR Wirtschaftsprüfungsgesellschaft mbH as additional auditors with the limited task of auditing capital increases according to Art. 652f, 653f and 653i of the Swiss Code of Obligations (OR) for an additional period of one year.

6. **Authorized Capital**
   The Board proposed to renew and increase the authorized capital of currently CHF 4'960'000.00 and to increase it at the same time to CHF 6'760'000.00 i.e. to replace Article 3bis of the Articles of Association by the following:
   "The Board of Directors is authorized to increase the share capital at any time until 16 May 2008 by a maximum amount of CHF 6'760'000.00 by issuing shares not exceeding the amount of 676'000 fully paid up shares with a par value of CHF 10.00 each. Increases by way of fixed sale and increases by partial amounts are permitted. The Board of Directors shall set the issuing price per share, the date of commencement of entitlement to dividends and the type of contributions. The Board of Directors is authorized to exclude the pre-emptive rights of the shareholders for important reasons and assign these to third parties, particularly for a) the acquisition of a business or part of a business by way of share exchange b) for the fi-



nancing of the acquisition of a business, part of a business, participation or new investments of the Company c) for granting of a participation to employees or (d) for strategic partnerships."

7. Conditional Capital

The Board proposed to increase the conditional capital from currently CHF 5'680'840.00 to CHF 6'760'000.00 i.e. to replace the current Art. 3ter of the Articles of Association by the following:

"The share capital is increased by issuing shares not exceeding the amount of 676'000 fully paid shares with a par value of CHF 10.00 each. The share capital is increased by an amount not exceeding CHF 6'760'000.00 by exercising of options which have been assigned to employees or members of the Board of Directors of the Company according to the stock option plan of the Board of Directors. The preemptive rights of the shareholders are excluded."

For Further Information

Peter Nachbur
Day Software AG
Barfuesserplatz 6
4001 Basel, Switzerland
T +41 61 226 98 98

E-Mail peter.nachbur@day.com

The German text of this media release is the binding version.

Day Reports Q1 2006 Financial Results

Company Delivers Record Profitability on Strong Revenue Growth
Basel, Switzerland – May 10, 2006 – Day Software Holding AG (SWX: DAYN, OTC:DYIHY), a leading provider of global content management software and JavaTM content repositories, today announced financial results for the First Quarter ending March 31, 2006.

Financial Summary:

Revenue of CHF 5.2 million
26% increase in total revenue y/o/y
Highest Q1 revenue in operating history
Net Income of TCHF 915
663% increase in quarterly net income y/o/y
Highest quarterly net income in operating history
Net income in Q1 2006 higher than total net income of 2005
Generated CHF 1.7M of cash flow from operations
The company reported a record first quarter, reporting a 26% growth in total revenue over the same period in 2005. Revenues for the first quarter totaled CHF 5.2 million, compared with revenues of CHF 4.13 million for the first quarter of 2005. License revenues increased by 8% over last year, totaling CHF 2.1 million, compared with license revenues of CHF 1.9 million for the same period last year. The company increased its gross profit to CHF 4.1 million compared to CHF 3.04 million for the same period in the previous year. Net income for Q1 of 2006 was TCHF 915 compared to TCHF 120 in Q1 2005. During the first quarter of 2006 the company adopted SFAS123r which requires the recording of non-cash expense charges for stock options. The total amount of stock based compensation expense during the quarter was TCHF 125.
"Day had an excellent first quarter with significant growth, record revenues and the highest quarterly net income in the company's operating history," said Michael Moppert, CEO and Chairman of Day. "We are driving growth through the continued investments into our highly innovative product portfolio, the relationships we have with our customers, by expanding our sales capacity and adding new distribution channels. These elements prove to be a solid foundation for the successful development of the company. For 2006 we will continue to grow our business by making investments in R&D, customer support and sales in all our geographic regions."

"Our core business - enterprise content management solutions – provided a healthy revenue basis for the quarter. In addition, we saw increased activity from our software infrastructure products, diversifying our offerings and opening up new revenue opportunities for the company," continued Moppert. "Based on our highly innovative product portfolio we were able to forge new, important OEM relationships that now begin to make a substantial contribution to our revenues. At the same time our costs and expenses remained well under control. As a result, we were able to increase profitability appreciably. For the remainder of 2006 we continue to expect some quarterly volatility in both revenue and profitability, as has been our historical experience. However, based on our excellent Q1 results, the general improvement in IT spending and a good pipeline we expect to be on track for further solid growth and healthy profitability for 2006."

The company added several new customers in the first quarter, representing a number of key markets. The automotive sector continued to be an important vertical for Day with Mitsubishi Motors Company added as a new customer. After an extensive evaluation Mitsubishi Motors Company chose Day to support their initiatives to increase corporate transparency, and to enhance their ability to interact with customers and investors. The exceptional flexibility of Day's solutions, as well as, proven multi-language capabilities were key factors in Mitsubishi's decision to invest in Day.

After several new customer additions in the United States in Media and Entertainment, the company added an important European customer in the segment. Rundfunk Brandenburg Berlin belongs to ARD, the leading public network of television and radio stations in Germany. RBB has chosen Day Software to expand their web-based communication channels. In the United States, Day added Data Transmission Network (DTN) as a new Media customer. The company delivers on-demand market information, commodity cash prices, industry news and in-depth analysis, and location-specific weather to over 120,000 subscribers.

In Singapore, Day expanded its presence in the public sector with DSTA and MinDef. DSTA represents a new CRX (Content Repository Extreme) enterprise account for Day. DSTA will use the standards based content repository to support the Singapore Government's e-procurement website, providing infrastructure for several billion dollars in government contracts each fiscal year. MinDef, Singapore's Ministry of Defense,

is delivering a new Communiqué based portal to provide an important communication point between the Singapore government and its service men and reservists.

Based on the innovative product portfolio the company also added new revenue streams from OEM contracts. Day's OEM agreement with FileNet to provide Web Content Management capabilities for the FileNet P8 platform began to generate revenues in the first quarter. This partnership was well received by industry analysts and FileNet's customers as they can now leverage the power of JSR 170 and a whole range of new web centric innovations within the FileNet P8 platform.

A new OEM agreement was also signed in the first quarter was with Acquity Group, who is marketing and selling their Content OnDemand solution. The OnDemand solution was created as a direct result of over 15 successful joint implementations between Acquity Group and Day Software with worldwide brands such as McDonald's, Johnson Controls and Shimano. Acquity Group offers this solution through a hosted, subscription-based model, allowing customers the ability to leverage Day's world class Content Management Solution.

"Acquity Group's Content OnDemand offering is helping organizations quickly deploy the power of Day Software with minimum operational burdens," says Acquity Group CEO Chris Dalton. "Our OnDemand solution is focused on the small to medium business community that may not have the resources available to deploy a solution of this nature. The advantages for our customers are huge from a time, cost and ease of use perspective."

About Day - www.day.com
Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform.
Day is an international company, founded in 1993, and listed on the SWX Swiss Exchange (SWX: DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, Credit Suisse First Boston, DaimlerChrysler, Deutsche Bank, Deutsche Post World Net, Intercontinental Hotels Group, McDonald's and Volkswagen.

A warning regarding forward-looking statements
This press-release may contain forward-looking statements regarding future events or the future performance of Day Software Holding AG and its subsidiaries (the "Company"). Words such as "expects," "plans," "believes," "may," "will," and variations of these words or similar expressions are intended to identify forward-looking statements. These statements speak only as of the date hereof. Such information is subject to change, and we will not necessarily inform you of such changes. Actual events or results, of course, could differ materially and adversely from those expressed in any forward-looking statement. There is currently no public trading market in the United States for the Company's stock, and the Company does not make filings (e.g., Forms 10-K and 10-Q) with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

For Further Information
Peter Nachbur
Day Software AG
Barfuesserplatz 6
4001 Basel, Switzerland
T +41 61 226 98 98
E-Mail peter.nachbur@day.com

The English text of this press release represents the binding version.

Leader in Enterprise Search licenses JSR 170 compliant Connectors from Day Software

FAST signs OEM Agreement with Day Software to Enable Access to Legacy Data Through Enterprise Search

BASEL, Switzerland and Oslo, Norway – March 23, 2006 – Day Software (SWX: DAYN, OTC: DYIHY), a leading provider of global content management and content infrastructure software, and Fast Search & Transfer™ (FAST™) (OSE: FAST), the leading developer of enterprise search technologies and solutions, today announced that FAST will bundle Day's standard connector technology as part of an original equipment manufacturer's (OEM) agreement. Under the terms of this agreement, Day will deliver a wide range of JCR (JSR 170) compliant connectors for leading legacy repositories.

The FAST connectors are part of Day's repository connectivity family of products. Day's connectors enable enterprises to access all organizational content through a standardized, future-proof API. Day's connectors efficiently and easily leverage a company's most valuable assets, including information about the business, processes, products, customers, and documents that reside in proprietary repositories.

"FAST ensures that our customers can leverage search to easily aggregate content from all enterprise applications. Our connectors, developed both in-house and with our partners, are designed to provide our customers with a solution that meets their specific requirements," said Sven Arne Gylterud, vice president, product management, FAST. "We are excited about the new relationship because Day's standardized connectors add to our broad connector portfolio and enable our customers to unlock the strategic value of their content locked within the information silos across their organization."

"This OEM agreement is yet another example for the quick adoption of the Content Repository for Java Technology API standard (JCR / JSR170) by the industry," said Michael Moppert, Chairman and CEO, Day Software. "Day has numerous requests from our channel partners and customers to develop standardized connectors to legacy repositories. As the leader of the standard we are excited to enable other vendors in the industry to leverage the benefits of this new infrastructure technology," continued Moppert. "These repository connectors allow organizations to unlock and combine content from different legacy repositories to better support business processes and content-centric applications. The use of a common standard technology helps companies to reduce cost and complexity. Day's connectivity technology combined with FAST's rich enterprise search capabilities will enable enterprise customers to leverage the true strategic value of their most critical information."

Enterprise search has quickly become one of the most important investments an organization can make to improve corporate performance, reduce costs and increase profits. FAST has transformed enterprise search into an enterprise-wide strategic and tactical application of pivotal importance. FAST's enterprise search platform (FAST ESP™) provides a complete information retrieval solution for leading companies to leverage the strategic value of content.

About Day - www.day.com

Day is a leading provider of integrated content, portal and digital asset management software, and content repository technology.

Day was founded in 1993 and has been listed on the SWX Swiss Exchange (SWX: DAYN) since April 2000. Day Software has subsidiaries in the United States of America, the United Kingdom, Germany, Switzerland and Singapore. Day's customers are some of the largest global corporations and include Audi, Credit Suisse First Boston, DaimlerChrysler, Deutsche Bank, Deutsche Post World Net, DHL, Intercontinental Hotels Group, McDonald's, and Volkswagen Group.

About FAST

FAST is the leading developer of enterprise search technologies and solutions that are behind the scenes at the world's best known companies with the most demanding search problems. FAST's flexible and scalable enterprise search platform (FAST ESP) elevates the search capabilities of enterprise customers and connects people to the relevant information they seek regardless of medium. This drives revenues and reduces total cost of ownership by effectively leveraging IT infrastructure. FAST's solutions are used by more than 2,600 global customers and partners, including America Online (AOL), Cardinal Health, CareerBuilder.com, Chordiant, CIGNA, CNET, Computer Associates, Dell, EMC Documentum, Factiva, Fidelity Investments, Findexa, IBM, Knight Ridder, LexisNexis, Merrill Lynch, Rakuten, Reed Elsevier, Reuters, Sensis, Stellent, Tenet Healthcare, Thomas Industrial Networks, T-Online, US Army, Virgilio (Telecom Italia), Vodafone, and Wanadoo.

FAST is headquartered in Norway and is publicly traded under the ticker symbol 'FAST' on the Oslo Stock Exchange. The FAST Group operates globally with presence in Europe, the United States, Asia Pacific,

Australia, South America, and the Middle East and Africa. For further information about FAST, please visit www.fastsearch.com.

For Further Information
Roger Maeder
Day Software AG
Barfuesserplatz 6
4001 Basel, Switzerland
T +41 61 226 98 98
E-Mail roger.maeder@day.com

Katie Eakins / Katie Assar
LEWIS PR for Day Software
T 619 516 2559
E-Mail day@lewispr.com

Carine Zeier
Fast Search & Transfer
T +47 4801 1347
E-Mail pr@fastsearch.com

Laura Sexton
DaviesMurphy PR for FASTT
+1 781-418-2400
E-Mail fast@daviesmurphy.com

Day CTO Addresses Java Development Community at ServerSide Conference

David Nuescheler Addresses Java Development Community

Las Vegas, NV — March 22, 2006 —Day Software today announced that the company's CTO, David Nuescheler, will expand upon the benefits of a JCR compliant repository at an educational session entitled JCR vs. RDBMS: Your Application is a "Content Application", 10 Symptoms at the upcoming ServerSide Java Symposium in Las Vegas, Nevada. This symposium is focused on industry leaders and innovators in the Java Development community.

David Nuescheler is the CTO for Day Software and the specification lead on JSR 170 and JSR 283, Content Repository for Java Technology API (JCR) and, along with a group of industry experts, has been working over the past 4 years to standardize the content repository market.
In many applications the typical short-comings of relational databases are covered up either by using database centric frameworks or even worse by using secondary storage. This shows in symptoms that we all know: Binaries go into a Filesystem, "unstructured" information is stored in XML, etc.

This session is geared to prove that a JCR compliant content repository is the ideal general purpose "Future Storage" for modern Applications that require commodity features like Versioning, Fulltext search, Hierarchy support, Ranking, Namespaces without sacrificing transactions, referencial integrity and scalability.
Expect real-life examples and code-snippets.

What: JCR vs, RDBMS: Your Application is a "Content Application", 10 Symptoms!

Presenters: David Nuescheler, CTO, Day Software

Where: Caesar's Palace, Las Vegas

When: Thursday, March 23, 2006

Time: 5:30 pm – 6:45 pm



Media information

DTN Selects Day to Deliver Dynamic, Real-time News Site

Newsroom Provides Pertinent Information for over 120,000 subscribers

Basel, Switzerland and Irvine, California – March 21, 2006 – Day Software (SWX: DAYN), a leading provider of global content management and content infrastructure software, today announced that DTN has selected Day's flagship software Communiqué 4 to revamp their newsroom website. DTN is a leading business-to-business provider of real-time market, news and weather information services to over 120,000 subscribers.

DTN provides real-time market, news, and weather information services across multiple vertical markets including agriculture, energy, commodity trading, and other weather-sensitive industries. The company delivers on-demand market information, commodity cash prices, industry news and in-depth analysis, and location-specific weather to over 120,000 subscribers.

"We selected Day's Communiqué based on their ability to provide us with a dynamic site that could handle large volumes of content," said Scott Fleck, senior vice president and chief technology officer, DTN. "Our subscribers rely on us to provide concise, easy-to-understand information that will help them make smarter decisions in real-time and our newsroom is the critical part of delivering information to them."

Day's Communiqué 4 delivers a standards-based, open and scalable solution that met the high volume content delivery needs of the content publishers at DTN. Content is submitted by numerous publishers and must either be sent out or fact-checked and delivered within seconds to subscribers. Speed and accuracy are fundamental to the service provided by DTN.



The information is then delivered through a variety of internet and satellite connections, and the customer then receives highly advanced analysis and integration tools to help them make smart business decisions easier every day.

"Day's software will allow multiple publishers to write content, pass it quickly and seamlessly through workflow and deliver it to DTN's subscribers within seconds," said Chris Stark, SVP, Americas, Day. "DTN publishes a tremendous volume of content and that content must be 100 percent reliable. We are pleased to be working on this dynamic, exciting project."

About Day- www.day.com

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the SWX Swiss Exchange (SWX: DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, Credit Suisse First Boston, DaimlerChrysler, Deutsche Bank, Deutsche Post World Net, Intercontinental Hotels Group, McDonald's and Volkswagen.

For Further Information

Roger Maeder
Day Software AG
Barfuesserplatz 6
4001 Basel, Switzerland
T +41 61 226 98 98

E-Mail roger.maeder@day.com

Katie Eakins / Katie Assar
LEWIS PR for Day Software
T 619 516 2559

E-Mail day@lewispr.com

Day Software Unveils Latest Version of Content Repository Extreme CRX

Day CRX Version 1.1 Eases Access to Enterprise Content Providing Full Support for the Content Repository API for Java™ Technology - JCR (JSR 170)

BASEL, Switzerland and IRVINE, Calif. – March 14, 2006 – Day Software (SWX: DAYN, OTC:DYIHY), a leading provider of global content management and content infrastructure software, today announced the general availability of Day Content Repository Extreme (CRX) version 1.1, the latest version of Day's innovative product that enables the storage, management and exchange of content across large-scale enterprises and fully implements the future-proof Content Repository API for Java Technology JCR (JSR 170).

Day CRX provides an open, standards-based infrastructure for integrating business applications with any structured or unstructured content in an enterprise. New features in Day CRX enable the exchange of high-value content between applications and repositories. Major feature enhancements include:

- Virtualization: the ability for CRX to connect to legacy repositories through CRX connectors and allow users to browse and search in a single view.
- Integration with Microsoft SQLServer: CRX allows now to store and retrieve the content managed with CRX using MS SQLServer as the persistence layer. This integration enables customers with an MS SQLServer infrastructure to simultaneously leverage the benefits of CRX and their existing MS SQLServer-centric IT standards and procedures.
- Integration with Oracle RDBMS: similar benefits as Micorsoft SQL Server integration
- Improved support for the development and implementation of CRX adapters and connectors: adapters allow applications to access JCR compliant repositories and CRX connectors make legacy repositories JCR compliant
- Improved resource management capabilities and overall performance increases

Day CRX is the first content repository on the market to offer complete support for the Content Repository for Java technology API (JCR), specified in the Java Specification Request 170 (JSR 170). Day CRX enables applications to store, manage and access content in a robust Java technology-based repository, regardless of which platform, database, storage device, business or Web application was used to create the content. This will substantially mitigate the cost and complexity of maintaining and integrating content across an enterprise, and protect past and future technology investments in content repositories and applications.

"Today, companies face significant challenges in managing the exponential growth of new enterprise content, in addition to the content that already resides in information silos across their organization," said Michael Moppert, CEO and Chairman of Day Software. "We are delighted to offer Day CRX version 1.1, our most advanced repository so far, to help organizations easily store, manage and exchange content, no matter what application was used to create it."

"From the beginning, Day has held a leadership role in developing JSR 170 because we understand the profound impact that content repositories are having on the software infrastructure of global enterprises. Those companies with fast, easy access to business content have a significant advantage over their competitors, can provide world-class customer service, and have the ability to offer truly innovative products and services in their industries," said David Nuescheler, CTO of Day Software. "As the first open, industry-approved standard for building content repositories, JSR 170 has the potential to transform the way business applications and content infrastructures are architected in the future, which will fundamentally change the way users access content throughout the enterprise."
David Nuescheler Addresses Java Development Community

Las Vegas, NV — March 22, 2006 —Day Software today announced that the company's CTO, David Nuescheler, will expand upon the benefits of a JCR compliant repository at an educational session entitled JCR vs. RDBMS: Your Application is a "Content Application", 10 Symptoms at the upcoming ServerSide Java Symposium in Las Vegas, Nevada. This symposium is focused on industry leaders and innovators in the Java Development community.

David Nuescheler is the CTO for Day Software and the specification lead on JSR 170 and JSR 283, Content Repository for Java Technology API (JCR) and, along with a group of industry experts, has been working over the past 4 years to standardize the content repository market.

In many applications the typical short-comings of relational databases are covered up either by using database centric frameworks or even worse by using secondary storage. This shows in symptoms that we all know: Binaries go into a Filesystem, "unstructured" information is stored in XML, etc.

This session is geared to prove that a JCR compliant content repository is the ideal general purpose "Future Storage" for modern Applications that require commodity features like Versioning, Fulltext search, Hierarchy support, Ranking, Namespaces without sacrificing transactions, referencial integrity and scalability.
Expect real-life examples and code-snippets.

What: JCR vs, RDBMS: Your Application is a "Content Application", 10 Symptoms!

Presenters: David Nuescheler, CTO, Day Software

Where: Caesar's Palace, Las Vegas

When: Thursday, March 23, 2006

Time: 5:30 pm – 6:45 pm



Media information

Day Reports Fourth Quarter and Fiscal Year 2005 Financial Results

Company Increases Profitability on Record Revenues

Basel, Switzerland – February 22, 2006 – Day Software Holding AG (SWX: DAYN, OTC:DYIHY), a leading provider of global content management software, today announced financial results for the fiscal year ending December 31, 2005.

Financial Summary 2005:

- 30% increase in total annual revenue
- 77% increase in annual license revenue
- Net income increased to TCHF 741 compared to a net loss of CHF 5.5 million for the prior year

Total revenue for the fiscal year 2005 was CHF 17.0 million, compared with revenues of CHF 13.1 million for the previous year, an increase of 30%. License revenues for the fiscal year 2005 totaled CHF 7.96 million, representing a 77% increase over the prior year. Maintenance revenue for the fiscal year 2005 was CHF 4.75 million compared to CHF 3.8 million the prior year. Services revenue for the fiscal year 2005 were CHF 4.3 million compared to CHF 4.8 million the prior year. Net income for the fiscal year 2005 was TCHF 741 compared to a net loss of CHF 5.5 million for the prior year. Gross profit margin for the 2005 fiscal year increased to 77% from 67% from the prior year.

"We are very pleased to report strong growth, record revenues and profitability for 2005," said Michael Moppert, CEO and Chairman of Day. "Our core business - enterprise content management solutions – provided a healthy revenue basis for the year. In addition, we successfully released a series of new software infrastructure products, diversifying our offerings and opening up new revenue opportunities for the company. Based on our innovative product portfolio we signed OEM contracts with industry leaders such as BEA and FileNet and we expect additional agreements to follow soon. We started the New Year with a lot of momentum and believe that the combination of our content management business, our new infrastructure products, and the expansion of distribution channels through OEM partnerships will be a solid basis for continued, profitable growth in 2006."

Next Generation of Flagship Products

In 2005, Day successfully launched Communiqué 4, the first native JCR (JSR 170) standard compliant enterprise content management solution available on the market. Communiqué 4 revolutionizes content management by decoupling the content management application from the underlying repository.



"With it's support for JSR 170, Communiqué 4 is the first system on the market that brings customers to the next evolutionary stage of content management – giving them a standardized content infrastructure and unlocking their proprietary legacy repositories," said David Nuescheler, Chief Technology Officer, Day Software. "Companies now have a choice: Communiqué 4 with it's future-proof support for the industry standard is a very attractive, powerful alternative to the older, proprietary systems of our competitors. We believe that the solid revenue growth in 2005 validates our strategy and our continued technology investments."

Innovative Product Diversification
Day successfully launched an innovative, new product line Content Repository Extreme CRX. Day CRX provides an open, standards-based infrastructure for integrating business applications with any structured or unstructured content in an enterprise.

"With its support for Java 2 Enterprise Edition (J2EE), in addition to its pioneering support of JSR 170, Day CRX provides a content infrastructure that is 'future-proof' and sustainable, thus reducing the risk of proprietary vendor lock-in for all of Day's customers," said Chris Wood, CTO Data Management Practice at Sun Microsystems.

New Industry Fundamental Standard
In the past four years Day has made substantial investments into the next generation of technology products. Day has positioned the company as the leader of a global industry group that has developed the new standard for enterprise content, JSR 170. This initiative has gained the support of all major industry players such as IBM, Oracle, SUN, HP and BEA. With new products in place Day is now one of the first companies to make this technology commercially available to the industry.

2005 Highlights

- **Industry Leadership**. Day leveraged its third annual Global Content Management Summit in Lucerne, Switzerland, where executives from leading companies around the world, such as Audi, DaimlerChrylser, General Motors, Deutsche Post WorldNet and CSFB, gathered to share best practices about managing enterprise content on a global scale.

- **Technological Leadership.** Day continued to head a global expert group that defines the future standards for the content management industry. In the fall of 2005 Day submitted JSR 283, the next version of JSR 170, the groundbreaking Java standard for Content Repositories.

- **Product Leadership**. Day further demonstrated its industry thought leadership by becoming the first company to ship both an ECM solution and a Java Content



Repository based on groundbreaking new standard, JSR 170. Day initiated and has led the development of this innovative standard over the past three years.

- **Customer Support.** New customers added 2005 include global leaders such as Fiducia, Media General, eMusic, OptionOne Mortgage, Penn State University, Scripps Media, US Department of Interior, Vivendi Universal, Clifford Chance, Credit Suisse First Boston (CSFB), Deutsche Bank, On Command, American Academy of Family Physicians (AAFP) and EMN8. Many existing customers also made additional investments in Day Software, including NOKIA, Zimmer, Johnson Controls and Audi.

- **Channel Development**. New channel opportunities include BEA and FileNet. Day signed an agreement with BEA to deliver a JSR 170 compliant interface that provides standardized access to companies running BEA WebLogic Portal™. Day will also integrate Day's CRX as the content repository for BEA WebLogic Portal™. Additionally, Day signed an agreement with FileNet to provide Web Content Management capabilities for the FileNet P8 platform.

About Day - www.day.com

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the SWX Swiss Exchange (SWX: DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, Credit Suisse First Boston, DaimlerChrysler, Deutsche Bank, Deutsche Post World Net, Intercontinental Hotels Group, McDonald's and Volkswagen.

A warning regarding forward-looking statements

This press-release may contain forward-looking statements regarding future events or the future performance of Day Software Holding AG and its subsidiaries (the "Company"). Words such as "expects," "plans," "believes," "may," "will," and variations of these words or similar expressions are intended to identify forward-looking statements. These statements speak only as of the date hereof. Such information is subject to change, and we will not necessarily inform you of such changes. Actual events or results, of course, could differ materially and adversely from those expressed in any forward-looking statement. There is currently no public trading market in the United States for the Company's stock, and the Company does



not make filings (e.g., Forms 10-K and 10-Q) with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

For further information

Peter Nachbur
Day Software AG
Barfuesserplatz 6
4001 Basel, Switzerland
T +41 61 226 98 98

E-Mail peter.nachbur@day.com

Katie Eakins / Katie Assar
LEWIS PR for Day Software
T 619 516 2559

E-Mail day@lewispr.com

The English text of this press release represents the binding version.



CONSOLIDATED BALANCE SHEETS

(in thousands CHF)
(unaudited)

ASSETS	December 31, 2005	December 31, 2004
Current assets		
Cash and cash equivalents	4,256	4,500
Accounts receivable, net	7,224	2,638
Unbilled receivables	1,334	155
Other receivables	282	424
Prepaid expenses	272	228
Total current assets	**13,368**	**7,945**
Non-current assets		
Property and equipment, net	129	603
Capitalized software development costs, net	1,217	-
Investments, net	200	91
Goodwill and intangible assets, net	3,324	3,511
Other assets	395	333
Total non-current assets	**5,265**	**4,538**
TOTAL ASSETS	***18,633***	***12,483***
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	615	400
Deferred revenues	4,367	2,224
Other current liabilities	437	181
Accrued liabilities	2,070	1,597
Total current liabilities	**7,489**	**4,402**
Commitments and contingencies		
Shareholders' equity		
Share capital	13,536	12,097
Treasury shares (16,358 shares at December 31, 2005 and 9,762 shares at December 31, 2004, at cost)	(1,227)	(1,074)
Capital reserves	139,256	138,299
Accumulated deficit	(139,911)	(140,652)
Accumulated other comprehensive loss	(510)	(589)
Total shareholders' equity	**11,144**	**8,081**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	***18,633***	***12,483***



CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands CHF, except share information)

(unaudited)

	Three Months Ended December 31,		Year Ended December 31,	
	2005	**2004**	**2005**	**2004**
Revenues				
Software licenses	2,552	385	7,958	4,492
Services	2,434	1,971	9,051	8,581
Total revenues	**4,986**	**2,356**	**17,009**	**13,073**
Cost of revenues				
Software licenses	91	105	130	121
Services	975	1,004	3,722	4,162
Total cost of revenues	**1,066**	**1,109**	**3,852**	**4,283**
Gross profit	***3,920***	***1,247***	***13,157***	***8,790***
Operating expenses				
Research and development	785	741	2,228	3,007
Sales and marketing	1,981	1,756	6,737	7,158
General and administrative	1,253	728	3,406	3,152
Amortization of intangible assets	47	47	187	187
Impairment on investments	73	-	73	-
Impairment on goodwill	-	1,000	-	1,000
Stock-based compensation	-	-	-	28
Income (Loss) from operations	**(219)**	**(3,025)**	**526**	**(5,742)**
Interest income	6	8	20	27
Interest expense	-	(3)	(1)	(7)
Foreign exchange gain (loss)	11	(31)	44	(50)
Other income	42	81	182	286
Income (Loss) before income taxes	**(160)**	**(2,970)**	**771**	**(5,486)**
Provision for income taxes	(27)	(25)	(30)	(27)
Net income (loss)	***(187)***	***(2,995)***	***741***	***(5,513)***
Other comprehensive income (loss)	12	(4)	79	10
Comprehensive income (loss)	***(175)***	***(2,999)***	***820***	***(5,503)***
Basic earnings (loss) per share	***(0.14)***	***(2.50)***	***0.58***	***(4.62)***
Dilutive earnings (loss) per share	***(0.14)***	***(2.50)***	***0.54***	***(4.62)***
Shares used in computing basic earnings (loss) per share	**1,334,984**	**1,199,225**	**1,284,247**	**1,194,286**
Shares used in computing dilutive earnings (loss) per share	**1,334,984**	**1,199,225**	**1,376,295**	**1,194,286**



CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands CHF)
(unaudited)

	Year Ended December 31,	
	2005	**2004**
Net income (loss)	741	(5,513)
Adjustments to reconcile net income (loss) to net cash used in operating activities		
Depreciation of fixed assets	534	1,079
(Gain) Loss on fixed asset dispositions	(1)	10
Amortization of intangible assets	187	187
Amortization of capitalized software costs	74	-
Impairment on investments	73	-
Impairment on goodwill	-	1,000
Net foreign currency exchange (gain) loss	(60)	26
Stock-based compensation	22	39
Stock received in exchange for software	(129)	(100)
Capitalized software development cost	(1,291)	-
Changes in operating assets and liabilities		
Accounts receivable	(4,395)	3,643
Unbilled receivables	(1,105)	(47)
Prepaid expenses and other current assets	378	(371)
Other assets	(255)	-
Accounts payable	184	141
Deferred revenues	1,926	(787)
Accrued liabilities	415	(592)
Other current liabilities	245	(399)
Net cash used in operating activities	**(2,457)**	**(1,684)**
Cash flows from investing activities		
Purchases of equipment	(49)	(36)
Proceeds from sale of equipment	-	1
Net cash used in investing activities	**(49)**	**(35)**
Cash flows from financing activities		
Proceeds from stock option exercises	444	934
Net proceeds from issuance of share capital	1,997	-
Stamp duty on issuance of shares	(23)	-
Purchase of treasury shares	(1,222)	-
Proceeds from sale of treasury shares	1,025	-
Net cash provided by financing activities	**2,221**	**934**
Net decrease in cash and cash equivalents	**(285)**	**(785)**
Foreign currency adjustment on cash	41	(59)
Cash and cash equivalents at beginning of period	4,500	5,344
Cash and cash equivalents at end of period	***4,256***	***4,500***



CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands CHF, except share information)
(unaudited)

	Share Capital		Treasury	Capital	Accumulated	Accumulated Other Comprehensive	Total Shareholders'
	Shares	Amount	Shares	Reserves	Deficit	Income (Loss)	Equity
Balances January 1, 2004	**1,125,310**	**11,253**	**(1,074)**	**138,170**	**(135,139)**	**(599)**	**12,611**
Proceeds from exercise of stock options	84,344	844	-	90	-	-	934
Stock-based compensation	-	-	-	39	-	-	39
Net loss	-	-	-	-	(5,513)	-	(5,513)
Foreign currency translation	-	-	-	-	-	10	10
Balances December 31, 2004	**1,209,654**	**12,097**	**(1,074)**	**138,299**	**(140,652)**	**(589)**	**8,081**
Proceeds from exercise of stock options	35,916	359	-	85	-	-	444
Net proceeds from issuance of share capital	108,000	1,080	60	834	-	-	1,974
Purchase of treasury shares	-	-	(1,222)	-	-	-	(1,222)
Proceeds from sale of treasury shares	-	-	1,009	16	-	-	1,025
Stock-based compensation	-	-	-	22	-	-	22
Net income	-	-	-	-	741	-	741
Foreign currency translation	-	-	-	-	-	79	79
Balances December 31, 2005	**1,353,570**	**13,536**	**(1,227)**	**139,256**	**(139,911)**	**(510)**	**11,144**

8

Day to deliver JSR 170 compliant capabilities

Basel, Switzerland and Irvine, California – January 10th, 2006 – Day Software (SWX: DAYN), a leading provider of global content management and content infrastructure software, today announced that it has signed an agreement with FileNet Corporation to develop JSR 170 compliant application components for FileNet's P8 Content Manager Platform within a strategic technology partnership.

FileNet P8 Content Manager suite is a comprehensive Enterprise Content Management (ECM) solution for managing any type of digital content. FileNet P8 uniquely combines document management with out-of-the-box workflow and process capabilities to automate and drive content-related tasks and activities. "This cooperation is an excellent opportunity for Day Software to make our content-centric technologies available to a large, global customer basis," said Michael Moppert, CEO and Chairman of Day Software. "We are excited to start into 2006 with such a major new partnership. We expect that the cooperation with FileNet will further support the profitable growth of our company in the New Year."
FileNet's cooperation with Day Software serves as further validation of Day's leadership in the emerging market of standardized Java Content Repositories and web-centric content technologies. Day is the initiator of JSR 170, the new standard for enterprise content, and is leading a global industry expert group, including leading technology vendors such as FileNet, IBM, Oracle, SAP and Sun, which jointly develop the standard.

Day Presents Communiqué 4 at Gilbane Conference

Basel, Switzerland and Irvine, California – November 30, 2005 - Day Software (SWX: DAYN, OTC:DYIHY), today announced that the company will offer special previews of its latest offering, the much-heralded Communiqué 4. Day's newest product launched for general availability just two weeks ago. Communiqué 4, the first native JCR (JSR 170) standard compliant enterprise content management solution available on the market today. Communiqué 4 revolutionizes content management by decoupling the content management application from the underlying repository.

Applications developed that leverage the industry standard API, can run on any JSR170 compliant repository, which represents a revolutionary shift in the content management industry. Previously, companies found their content locked away in proprietary legacy repositories. This new standard, of which Day spearheaded within the industry, is focused on the customer by allowing them to access and use their most valuable information, no matter where it resides. Communiqué 4 ships with and runs natively on Day's innovative java content repository, Content Repository Extreme (CRX).

To learn more about Day and Day's solutions, visitors should visit the Day booth on the show floor.

Delivering Most Open and Standardized Content Management Solution on Market

Basel, Switzerland and Irvine, California – November 15, 2005 – Day Software (SWX: DAYN, OTC:DYIHY), a leading provider of global content management and content infrastructure software, today announced the availability of Communiqué 4, the first native JCR (JSR 170) standard compliant enterprise content management solution available on the market today. Communiqué 4 revolutionizes content management by decoupling the content management application from the underlying repository.

Applications developed that leverage the industry standard API, can run on any JSR170 compliant repository, which represents a revolutionary shift in the content management industry. Previously, companies found their content locked away in proprietary legacy repositories. This new standard, of which Day spearheaded within the industry, is focused on the customer by allowing them to access and use their most valuable information, no matter where it resides. Communiqué 4 ships with and runs natively on Day's innovative java content repository, Content Repository Extreme (CRX).

"Communiqué 4 truly brings customers to the next evolutionary stage of content management – giving them a standardized content infrastructure and unlocking their proprietary legacy repositories," said David Nuescheler, Chief Technology Officer, Day Software. "Companies will now have greater flexibility with Communiqué 4 allowing them to choose the best-of-breed products that fit their needs."

Standard Content Repository

The JCR (JSR 170) standard, initiated and lead by Day, now makes is possible to develop applications using this standard API. These applications can run on any JSR 170 compliant repository, which completely eliminates the risk of "vendor lock-in". Communiqué 4 is the first Enterprise Content Management to comply with the new JCR standard and ships with Day's CRX, a content repository which fully implements the standard.

Reusable Architecture

The Communiqué 4 framework offers a reusable component framework that solves multiple customer challenges with one (end-to-end) integrated solution. By delivering integrated Enterprise Content Management applications, Java Content Repository, and Connection Services, all from a single vendor, Day's customers can easily and rapidly deploy enterprise applications on the web. In addition, customers can choose best-of-breed components, allowing them greater flexibility.

Seamless Migration

Communiqué 4 is a natural continuation of prior Communiqué releases, and provides an easy transition from older releases to Communiqué 4. Existing Communiqué projects can be migrated "in place" with help of an update installer, leaving the existing deployments and architecture intact. Thus, previous applications developed in Communiqué will become JCR (JSR 170) compliant and will be able to leverage the benefits of the standard. Additionally, new projects can readily use the standardized API and can fully benefit from the new technology.

Comprehensive Feature Set

- Complete native JSR 170 repository
- Standard Java Portlet API (JSR 168) is provided to allow integration of any compliant portlet
- Component architecture that allows for reusability of application functionality and rapid development and deployment
- Multi-Site Manager allows for easy control of any number of sub-sites through a flexible mechanism of content inheritance and monitoring of language coherence
- Conditional, parallel, and nested workflows improve business processes
- Communiqué projects can be packaged quickly and easily for "inplace " distribution and upgrades
- ContentBus resources can be visually displayed as a site tree, web drives and folders, which allow easy access from desktop applications, such as Microsoft Office, that support the WebDAV protocol
- Platform independent spellchecking directly built into Communiqué 4
- High levels of service and availability through clustering with native synchronization
- JSR 170 Eclipse plug-in

Open Enterprise-class Architecture

- Drawing from industry standards, Communiqué 4 is a 100% Java application, and will run as a Servlet inside it 's own Servlet container or inside J2EE application servers.
- Supported industry standards: XML, J2EE, JSP, Servlet, JCA, EJB, ECMA-Script, LDAP, WebDAV,and Unicode.
- JCR (JSR170) support: Day, as the specification lead of JSR170 and JSR283, delivers a repository, fully implementing this new standard as well as a content management application running on any standard compliant repository.
- Day is also an expert group member for the JSR207 - Process Definition for Java, JSR223 - Scripting Pages in Java Web Applications, as well as, an active participant and implementer in JSR168 – Portlet Specification.

JSR 170 Webcast with Gartner

JSR 170 is profoundly impacting the way enterprise applications and the information infrastructure will be architected. Join experts from Day Software and featured analyst firm, Gartner, Inc. as they look into the issues surrounding Java content repositories and explain the benefits of JSR 170.
Watch this new Webcast now:
http://www.accelacomm.com/jlp/pressrel/0/10005068/

Day Reports Q3 2005 Results

Basel, Switzerland - November 9, 2005 - Day Software (SWX: DAYN, OTC:DYIHY), a leading provider of global content management and content infrastructure software, today announced financial results for the Third Quarter of 2005.

Highlights

- 26% total revenue increase compared to the third quarter of 2004
- 88% license revenue increase compared to the third quarter of 2004
- 81% gross profit margin for third quarter 2005, up from 66% for the same period in 2004
- Net income of TCHF 770 as compared to a net loss of CHF 1.1 million for the Third quarter of 2004
- New major customers added in the third quarter of 2005 include Penn State University, Department of Interior, H&R Block Mortgage, Media General, eMusic, Scripps, and Fiducia
- Successful launch of Company's new Java Content Repository - CRX, and Repository Connector product line, shipping JSR170 Connector for EMC Documentum
- New partnership with BEA to provide JSR 170 infrastructure

The company experienced a record third quarter, reporting a 26% growth in total revenue over the same period in 2004. Revenues for the third quarter totaled CHF 4.25 million, compared with revenues of CHF 3.37 million for the third quarter of 2004. License revenues increased by 88% over last year, totaling CHF 2.07 million, compared with license revenues of CHF 1.1 million for the same period last year. The company increased its gross profit to CHF 3.45 million compared to CHF 2.22 million for the same period in the previous year. Net income for Q3 of 2005 was TCHF 770 compared to a loss of CHF 1.06 million in Q3 2004.

For the nine-month period ended September 30, 2005, total revenue was CHF 12.02 million, compared to CHF 10.72 million for the nine months ended September 30, 2004. License revenues for the nine months ended September 30, 2005 increased 32% to CHF 5.41 million, as compared CHF 4.11 million for the nine months ended September 30, 2004. The gross profit margin for the nine months ended September 30, 2005 was 77%, compared to 70% for the same period in 2004. The net income for the nine months ended September 30, 2005 increased to TCHF 928, compared to a loss of CHF 2.5 million for the nine months ended September 30, 2004.

"We are excited about the excellent results for the third quarter," said Michael Moppert, CEO and Chairman of Day. "The company has delivered the highest Third Quarter year license revenue in its operating history. We have added new major blue chip customers, such as Penn State University, Department of Interior, Option One Mortgage, Media General, eMusic, Scripps, and Fiducia. Costs are under control and profitability continues to increase. With these trends we are on track to deliver a healthy 2005."

"In addition to our solid financial results for the quarter we successfully launched a range of new products based on the new standard for Java Content Repositories, which we introduced to the industry this summer," Moppert continued. "The successful diversification of our products combined with our technology leadership in the emerging market of standardized content repositories proves to be a solid basis for further growth. We are excited to see the positive impact of our long-term strategy on the development of our operating results."

Successful launch of JSR 170 compliant content repository and connector product line

Day Software successfully launched two new product lines, which are both fully compliant with the Content Repository for Java Technology API standard (JSR170). The first product line is Day's new Java Content Repository - CRX. Day's CRX enables customers to manage large volumes of complex content in a standardized environment, thus gaining significant efficiency and reducing cost.

The second new product line is a series of repository connectors, which enable leading legacy repositories to interact with a standardized Java Content Repository. The first of these innovative interfaces to be delivered is for EMC Documentum. The Day connector will make enterprise content stored in Documentum's legacy repository accessible through the new industry standard, creating greater interoperability and openness. Other connectors that are in development include interfaces for FileNet, OpenText LiveLink, Microsoft SharePoint, IBM Domino.doc, Software AG Tamino, and Interwoven, among others.

"We are very excited about the initial success of these products. We have made substantial investments to initiate and lead the JSR 170 specification, the global standard for enterprise content access, and we have developed our own products in parallel with the standard. We are now on track to position Day Software as the leader in the emerging market for Java Content Repositories. We believe that this expansion of our product portfolio will be an excellent basis for further growth," explained David Nuescheler, Chief Technology Officer of Day and Specification Lead for JSR 170 initiative.

JSR 170 is the new standard that defines the interaction between a business application and the repository where the application stores content. Day Software initiated this standard three years ago, and is leading an international industry expert group that develops the JSR 170 specification. The JSR 170 initiative has gained the support of all major industry players such as IBM, Oracle, Sun and SAP.

BEA Partnership to Deliver JSR 170 Connectivity for BEA WebLogic Portal

In the third quarter of 2005, Day entered into a technology partnership with BEA, a recognized leader of infrastructure software, to deliver a JSR 170 compliant connector for BEA WebLogic Portal(tm). The Day repository connector is designed to enable BEA WebLogic Portal to interact with enterprise content repositories-such as Day's Content Repository Extreme (CRX)-that are compliant with the new JSR 170 industry standard.

"Supporting JSR 170 gives our customers a standard, open interface to a wide variety of content repositories, helping them to develop fuller, richer portals," said Bill Roth, vice president, solutions and product marketing, BEA Systems, Inc. "JSR 170 is emerging as one of the most important standards governing how content management and portal applications should work together. By leveraging Day's engineering expertise around JSR 170, BEA is able to provide its customers with best of breed capabilities around this exciting new standard."

BEA's decision to integrate Day Software's JSR 170 technology into their products serves as further support of Day's position as a leader in the emerging market of Java Content Repositories.

Day Concludes 2005 Global Customer Summit

Summit Brings Together Customers and Partners To Discuss Evolving Global Content Management Market

Basel, Switzerland – November 8, 2005 -- Day Software (SWX: DAYN, OTC: DYIHY) today announced the successful completion of the company's 2005 Global Customer Summit held in Lucerne Switzerland. Customers and partners from around the globe attended the summit sharing best practices and offering insight into the revolution afoot in the global content management market brought about by new standards set forth in the industry.

Day, a longtime industry leader in the JCR (JSR 170) standardization movement, offered customers and partners a chance to hear about trends and learn about strategies to maximize their technology investments and build a content infrastructure that will be future proof. Customers endorsed Day's approach to native JSR 170 applications, which provides a standard, open interface to a wide variety of content repositories, facilitating the development of fuller content management applications.

Michael Moppert, CEO of Day Software, provided the opening keynote speech entitled, "From Chaos to Commodity, Part I: The Revolution in Content Management" that delivered three main challenges facing enterprises today:

- The volume of Enterprise Content is exploding; Unstructured content – which is difficult to manage – is growing exponentially faster than structured content.

- Content is locked away in proprietary silos and very difficult to access.

- The combination of new technologies with old infrastructure has created highly complex systems which are difficult and expensive to manage and do not scale well

Several of Day's premier customers including DaimlerChrysler, West LB, TNT, Zimmer, Credit Suisse First Boston to name a few provided in-depth presentations on best practices, deployments and real savings realized using Day's flagship software, Communiqué.

Day's CTO David Nuescheler and Day's Chief Scientist Roy T. Fielding presented From Chaos to Commodity, Part II: Building Content Infrastructure, which provided attendees with first-hand knowledge In addition, the team rolled out new product updates and enhancements and provided a general strategy for the company and technology product
roadmap to customers and partners.

"Day is fully committed to our customer's success, and this summit was an excellent opportunity for promoting project best practices, sharing strategies and visions, and providing a preview of our new products within our distinguished customer base," said Michael Moppert, Chairman and CEO of Day.

Sponsors for the event included Day's strategic partners Acquity, gedas, GFT and Namics.

Day Delivers JSR 170 Repository Connector for BEA WebLogic Portal

The Day repository connector is designed to enable BEA WebLogic Portal to interact with enterprise content repositories.

Read BEA Product Manager, Wendy Bale's, BLOG entitled "How can I start to put JSR170 to use?"

JCR Overview by Roy Fielding

The Content Repository API for Java Technology (JCR) is poised to revolutionize the development of J2SE/J2EE TM applications in the same way that the Web has revolutionized the development of network-based applications.

Penn State Libraries Selects Day

Penn State Libraries Selects Day to Streamline Access to Online Resources

Basel, Switzerland and Irvine, California – October 17, 2005 – Day Software (SWX: DAYN, OTC:DYIHY), a leading provider of global content management and content infrastructure software, today announced that Penn State University Libraries have selected Communiqué as the content management solution for the University's vast library system. Penn State enrolls approximately 83,000 students at locations throughout Pennsylvania. The Libraries comprise thirty-eight libraries at twenty-four campuses throughout the Commonwealth of Pennsylvania. It is the fourteenth largest research library in North America.

With the vast quantity of Web-based information stored within the Libraries and the sheer number of users, the Libraries needed a content management system that would be user-friendly, present data in a variety of ways, and adjust for volume and future use needs. Day's flagship software, Communiqué, offered a scalable solution for these challenges because of the open, standards-based architecture and ease of integration with legacy systems that currently exist in the Libraries. Day also allows for multiple users with varying degrees of technical experience to contribute content to the Web site.

"The web has increasingly become a vital point of service to our students and faculty and, as such, we needed a content management system that could dynamically manage large amounts of information while consistently presenting the Libraries as the resource provider," said Nancy L. Eaton, Dean of University Libraries at Penn State. . "We also wanted to utilize our existing technology and be able to scale for future needs. Day was able to work within the challenges of a large research library."

The Libraries needed a system that could support dynamic content and retrieve data from any system. Day's innovative JSR 170 compliant content repository will enable the Libraries to develop a system that can ingest and provide information to other applications.

"Day's software will allow Penn State Libraries to seamlessly integrate data from multiple sources, consistently identify it as the resource provider, retrieve data easily and quickly, and provide students and faculty with dynamic, integrated online resources," said Chris Stark, SVP Americas, Day Software. "Penn State is one of the most respected universities in the country, and we are honored to be working with them."

BEA Selects Day as Provider of JSR 170 Bridge

Day Extends BEA Partnership with Agreement to Deliver JSR 170 Repository Connector for BEA WebLogic Portal

BEAWorld 2005—PARIS and BASEL, Switzerland and IRVINE, Calif.—October 13, 2005 - BEA Systems, Inc. (NASDAQ: BEAS), one of the world's leading application infrastructure software companies, and Day Software (SWX: DAYN, OTC:DYIHY), a leading provider of global content management and content infrastructure software, today announced that they have entered into a technology alliance to deliver a JSR 170-compliant connector for BEA WebLogic Portal™. The Day repository connector is designed to enable BEA WebLogic Portal to interact with enterprise content repositories - such as Day's Content Repository Extreme (CRX) - that are compliant with the new JSR 170 industry standard.

"Supporting JSR 170 can give our customers a standard, open interface to a wide variety of content repositories, helping them to develop fuller, richer portals," said Bill Roth, vice president, solutions and product marketing, BEA Systems, Inc. "JSR 170 is emerging as one of the most important standards governing how content management and portal applications should work together. By leveraging Day's engineering expertise around JSR 170, BEA is able to provide its customers with best of breed capabilities around this exciting new standard."

"BEA is a clear industry leader in the enterprise application infrastructure space. The company has an excellent install base, a powerful distribution network and highly advanced technology vision. We are excited about the fact that BEA has selected Day Software to make BEA WebLogic Portal compliant with JSR 170," said Michael Moppert, CEO of Day Software. "This is good news for BEA customers as they can now leverage the full power of JSR 170. And it is an important milestone for Day Software that a leading infrastructure vendor chooses our connector technology, which is designed to provide their customers seamless and robust access to Java content repositories."
The BEA decision to integrate Day Software's JSR 170 technology into their products serves as further support of Day's position as a leader in the emerging market of Java content repositories. Day is the initiator of JSR 170, the new standard for enterprise content, and is leading a global industry expert group, including leading technology vendors such as BEA, IBM, Oracle, and SAP, which jointly developed the standard.

Day's Content Repository Extreme (CRX) is the industry's first full commercial implementation of the standard. By natively supporting JSR 170, Day CRX enables applications to store, manage and access structured and unstructured content in a robust Java based repository, making enterprise content easily accessible and manageable throughout complex companies and organizations.
For more information about BEA WebLogic Portal, or to download a copy of WebLogic 9.0 today, please visit:
http://www.bea.com/framework.jsp?CNT=index.htm&FP=/content/products/weblogic

A subscription license for the CRX Standard, Personal and Developer Editions can be purchased from the Day Online-Shop at http://www.day.com/site/en/index/products/content-centric_infrastructure/content_repository/online_shop.html and includes a one year license, which is valid for updates and online self-help support.
For CRX Enterprise and multi-processor Standard Editions, please contact Day at mailto:sales@day.com.

About BEAWorld

BEAWorld is the annual application and services infrastructure software technology conference designed to provide critical insights, hands-on instruction, best-practice strategies, and opportunities for interaction with like-minded professionals, industry leaders, visionaries and expert practitioners.
In addition to working to make Service-Oriented Architectures (SOA) a successful reality, BEAWorld delivers the latest information on infrastructure technologies from BEA including BEA Tuxedo®, the BEA WebLogic® products, the BEA AquaLogic™ products, the BEA WebLogic Communications Platform products, and a Partner Showcase to highlight the latest, innovative developments from the extensive BEA partner community. To register or receive more information about BEAWorld, please visit www.bea.com/beaworld.
Additional events are scheduled to be held throughout the year in the following cities: Prague (Oct. 18-19); Tokyo (Oct. 25-26); and Beijing (Dec. 7-8). Prior to the Paris event, BEA held BEAWorld 2005 in Santa Clara, Calif. (Sept. 27-29) and London (Oct. 11-12).

About BEA - www.bea.com

BEA Systems, Inc. (NASDAQ: BEAS) is a world leader in enterprise infrastructure software, providing standards-based platforms to accelerate the secure flow of information and services. BEA product lines – WebLogic®, Tuxedo®, JRockit®, and the new AquaLogicTM family of Service Infrastructure – help customers reduce IT complexity and successfully deploy Service-Oriented Architectures to improve business agility and efficiency. For more information

Day Submits Next Version of Content Repository Standard

Version 2.0 of Content Repository for JavaTM Technology API approved by the Executive Committee

Basel, Switzerland and Irvine, California – October 4, 2005 – Day Software (SWX: DAYN, OTC:DYIHY), a leading provider of global content management and content infrastructure software, today announced that they have submitted version 2.0 of the Content Repository for Java Technology API to the Java Community Process (JCP). JSR 283 is the next version of the groundbreaking JSR 170 standard, and will reduce the risks of proprietary vendor lock-in by improving the interoperability between content repositories and applications. The new enhancement to the standard ensures that companies can easily manage content across large-scale enterprises.

"With JSR 170 we started a true paradigm shift in the content industry by introducing the first a global standard for content repositories. We are currently observing a very fast adoption of this concept throughout the industry. With JSR 283 we are adding a number of substantial enhancements to the standard that will make it even easier for companies to benefit from the standard, simplify their repository architecture, increase efficiency and reduce cost," said David Nuescheler, CTO of Day Software, who is leading the specification of the standard. "JSR 283 adheres to the same general goal - to produce a content repository API that provides an implementation independent way to access content bi-directionally on a granular level."

Extensions to JSR 170 (Version 1.0) that are up for discussion by the Expert Group for version 2.0 include greater access control management, workspace and node-type management in addition to retention aspects of content or cross repository aspects. The latest version provides improved interoperability within the content repository through the addition of new standardized node types like meta information and internationalization.

Day, a long time innovator in the content management industry with its virtual repository technology, again has taken an industry-wide leadership role in developing and implementing a standard that will enable the entire industry to grow and mature. Day's CTO, David Nuescheler, will lead the JSR 283 initiative by acting as the specification as he did with JSR 170. Expert Group members include: Alfresco, Inc, Apache Software Foundation, BEA Systems, Documentum, Filenet, Hummingbird, IBM, Interwoven, JBoss, Oracle, Opentext, SAS Institute, and Vignette.

About Day - www.day.com

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform.
Day is an international company, founded in 1993, and listed on the SWX Swiss Exchange (SWX: DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, DaimlerChrysler, Deutsche Post World Net, General Electric, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

** About the Java Community Process **

Since its introduction in 1998 as the open, inclusive process to develop and revise Java technology specifications, reference implementations, and technology compatibility kits, the Java Community Process program has fostered the evolution of the Java platform in cooperation with the international Java developer community. The JCP has over 900 company and individual participants; more than 280 Java technology specifications are in development in the JCP program, of which around 46 percent are in final stages. For more information on the JCP program, please visit http://jcp.org

Day Launches New Product Line - Delivering Standardized Connectivity to Legacy Repositories

Standards Leader Ships JSR170 Connector for EMC Documentum

Basel, Switzerland and Irvine, California – September 28, 2005 – Day Software (SWX: DAYN, OTC:DYIHY), a leading provider of global content management and content infrastructure software, today announced that the company is launching a series of standardized connectors for leading legacy repositories. The repository connectors are fully compliant with the Content Repository for Java Technology API standard (JSR170). The first of these groundbreaking interfaces to be delivered is for EMC Documentum. The Day connector will make enterprise content stored in Documentum's legacy repository accessible through the new industry standard, creating greater interoperability and openness. Other connectors that are in development include interfaces for FileNet, OpenText LiveLink, Microsoft SharePoint, IBM Domino.doc, Software AG Tamino, and Interwoven, among others.

The EMC Documentum connector is part of Day's repository connectivity family of products that enable enterprises to access and manage all enterprise content through a standardized API. This technology allows the implementation of content access, search, versioning, synchronization and consolidation, leveraging future-proof standardization, even if the content resides in data stores that do not provide a JSR170 compliant API.

"JSR170 technology and connectors are key components for unlocking stored content and eliminating the information silos created by application-specific storage mechanisms and proprietary APIs," said David Nuescheler, CTO, Day Software. "Day has been at the forefront of developing and deploying these technologies that enable companies to substantially reduce the complexity and cost of their information systems while making valuable content accessible throughout the enterprise and beyond."

Day's Repository Connectors provide a standardized JSR170 interface, allowing companies to access their most valuable assets – information about its specific business, its processes, products, customers, and documents that previously resided in a proprietary repository. These documents and information can now be accessed through the JSR170 interface.

"The unprecedented success of JSR170, has lead to numerous requests from our channel partners and customers for the development of standardized connectors to legacy repositories," said Chris Stark, Senior VP Sales, Day Software. "These repository connectors will allow organizations to unlock and combine content from different repositories to better support business processes and departmental content-centric applications using and managing enterprise content."

Connector Features:

- Read and Write Operations
- Hierarchical and Direct Content Addressing
- Structured Content Support
- Fine Grained Content
- Binary, Text, Date, and Number Datatypes
- Xpath and SQL Queries
- Export Operations
- Access control
- Easy deployment into a web container of an application server or servlet engine
- Applications can readily access the JSR 170 API using JNDI or RMI

Administrative Tools:

- Content Explorer - enables repository browsing and user-friendly interface to view and administer repository structure and content.
- Content Zipper - exports content in a number of different formats (XML Document View, XML System View, CRX Package and zipped XML)
- WebDAV Server - connects to the repository through WebDAV, allowing access to content

About Day - www.day.com
Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform.
Day is an international company, founded in 1993, and listed on the SWX Swiss Exchange (SWX: DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, DaimlerChrysler, Deutsche Post World Net, General Electric, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

Day and EMN8 to Deliver Innovative Solution for the Hospitality Industry

Leader in Automated, Self-service Technologies Implements Day Communiqué for Digital Asset Application

Basel, Switzerland and Irvine, California – September 13, 2005 – Day Software (SWX: DAYN, OTC:DYIHY), a leading provider of global content management and content infrastructure software, today announced that EMN8 has selected Communiqué to provide one single comprehensive platform for EMN8's self-service technologies. EMN8 is the leader in automated, self-service ordering and payment technologies.

EMN8 wanted a solution that could meet their goals of a fast implementation, decreased development costs, and syndication capabilities that could scale to accommodate 1000's of restaurants, movie theatres, theme parks and other exhibition and retail venues. It was also critical that the solution enabled EMN8's customers to strengthen their in-store brand messaging and merchandising capabilities at the point-of-purchase. In addition to satisfying these key requirements, the Day solution also comes prepared to meet the new JSR 170 industry standard.

"With EMN8's self-service ordering and payment technologies we provide guests with the ability to take control and co-create an experience that is more relevant to them personally," said Paul Monahan, CEO and President, EMN8. "We believe that our solutions combined with Day's innovative technology will provide a clear competitive advantage to us as well as to our customers."
"We are very pleased that EMN8 has selected Day," said Michael Moppert, CEO of Day. "Today's dynamic hospitality industry needs to be extremely responsive to clients across the globe. EMN8's goal to provide rich media on one single comprehensive platform infrastructure for their customers is a great use of our technology. We are happy to see that we continue to gain market share in this sector because our highly efficient content management and digital asset management systems supports the hospitality industry's need for fast time to market, business agility, high performance and a very attractive return on investment."

About Day - www.day.com
Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform.
Day is an international company, founded in 1993, and listed on the SWX Swiss Exchange (SWX: DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, DaimlerChrysler, Deutsche Post World Net, General Electric, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

About EMN8 - www.emn8.com
EMN8, Inc. (Enterprise Media Networks) was founded in 2001. EMN8 focuses on providing the leading interactive self-service platforms and technologies available on the market today. EMN8 creates media systems that distribute and display brand relevant information, enabling an enterprise to significantly enhance its in-store messaging and to fully automate the ordering and payment process at the point-of-transaction with the consumer.

For Further Information
Roger Maeder
Day Software AG
Barfuesserplatz 6
4001 Basel, Switzerland
T +41 61 226 98 98
E-Mail roger.maeder@day.com

EMN8 Inc.
4510 Executive Drive, Suite 215
San Diego, CA
92121T 858.784.0800
E-Mail info@emn8.com

Day EMN8 e.pdf


Day EMN8 e.pdf

Day

Q3 2005



Day Software Report for the Third Quarter of Fiscal Year 2005

Results in Detail

Revenues for the third quarter of 2005 amounted to CHF 4.2 million, as compared to CHF 3.4 million for the third quarter of 2004. License revenues for the third quarter of 2005 amounted to CHF 2.1 million or 50% of total revenues, as compared to CHF 1.1 million for the third quarter of 2004 or 32% of total revenues. Maintenance revenues for the third quarter of 2005 increased 20% to CHF 1.2 million, as compared to CHF 1.0 million for the third quarter of 2004 as Day Software Holding and AG and subsidiaries (collectively, the "Company" or "Day") continues to grow its customer base. Service revenues, excluding maintenance, for the third quarter of 2005 decreased 31% to CHF 0.9 million, as compared to CHF 1.3 million for the third quarter of 2004.

In Europe, Day generated CHF 2.6 million in revenues in the third quarter of 2005. In the United States, Day generated CHF 1.6 million in revenues in the third quarter of 2005, accounting for 38% of revenues in this period. The United States and Germany were Day's largest contributors of revenues in the third quarter of 2005.

Revenues for the third quarter of 2005 increased 17% to CHF 4.2 million, as compared to CHF 3.6 million for second quarter of 2005. License revenues for the third quarter of 2005 increased 50% to CHF 2.1 million, as compared to CHF 1.4 million for the second quarter of 2005. This increase is due to two significant contracts that closed in the third quarter of 2005. Maintenance revenues for the third quarter of 2005 increased 9% to CHF 1.2 million, as compared to CHF 1.1 million for the second quarter of 2005. Service revenues, excluding maintenance, for the third quarter of 2005 decreased 18% to CHF 0.9 million, as compared to CHF 1.1 million for the second quarter of 2005.

Total cost of revenues for the third quarter of 2005 decreased 27% to CHF 0.8 million, as compared to CHF 1.1 million for the third quarter of 2004 due to decrease in cost of services. Cost of software license revenue for the third quarter of 2005 increased to TCHF 38, as compared to TCHF 1 for the third quarter of 2004 due to amortization of capitalized software costs beginning in the third quarter of 2005.

Gross profit for the third quarter of 2005 increased 59% to CHF 3.5 million, as compared to CHF 2.2 million for the third quarter of 2004 and increased 30% from CHF 2.7 million for the second quarter of 2005. The gross profit margin for the third quarter of 2005 increased to 83%, as compared to 65% in the third quarter of 2004 and 75% in the second quarter of 2005. This increase in gross profit margin is due to the increase in software license and maintenance revenues, which produce higher margins as compared to service revenue.

Operating expenses for the third quarter of 2005 decreased 18% to CHF 2.8 million, as compared to CHF 3.4 million for the third quarter of 2004. Research and development expenses decreased 22% due to capitalization of TCHF 219 of software development costs on 2 new products in the third quarter of 2005. Sales and marketing expenses decreased 18% due to some nonrecurring expenses in the third quarter of 2004. General and administrative expenses decreased 12%.

Net income for the third quarter of 2005 was TCHF 770, as compared to a net loss of CHF 1.1 million for the third quarter of 2004 and net income of TCHF 38 for the second quarter of 2005.

Basic earnings per share was CHF 0.58 for the third quarter of 2005, as compared to basic loss per share of CHF 0.88 for the third quarter of 2004 and basic earnings per share of CHF 0.03 for the second quarter of 2005. Dilutive earnings per share was CHF 0.55 for the third quarter of 2005, as compared to dilutive loss per share of CHF 0.88 for the third quarter of 2004 and dilutive earnings per share of CHF 0.03 for the second quarter of 2005.

Nine Months Ended September 30, 2005

Revenues for the nine months ended September 30, 2005 amounted to CHF 12.0 million, as compared to CHF 10.7 million for the same period in 2004. License revenues for the nine months ended September 30, 2005 amounted to CHF 5.4 million or 45% of total revenues, as compared to CHF 4.1 million or 38% of total revenues for the same period in 2004. Maintenance revenues for the nine months ended September 30, 2005 increased 18% to CHF 3.3 million, as compared to CHF 2.8 million for the same period in 2004 as Day continues to grow its customer base. Service revenues, excluding maintenance, for the nine months ended September 30, 2005 decreased 13% to CHF 3.3 million, as compared to CHF 3.8 million for the same period in 2004.

In Europe, Day generated CHF 7.2 million in revenues for the nine months ended September 30, 2005. In the United States, Day generated CHF 4.6 million in revenues in this same period, accounting for 38% of revenues. Asia Pacific accounted for the remaining revenues in this period. The United States and the United Kingdom were Day's largest contributors of revenues for the nine months ended September 30, 2005.

Total cost of revenues for the nine months ended September 30, 2005 decreased 13% to CHF 2.8 million, as compared to CHF 3.2 million for the same period in 2004 due to decrease in cost of services. Cost of software license revenue for the nine months ended September 30, 2005 increased to TCHF 39, as compared to TCHF 16 for the same period in 2004 due to amortization of capitalized software costs beginning in the third quarter of 2005.

Gross profit for nine month ended September 30, 2005 increased 23% to CHF 9.2 million, as compared to CHF 7.5 million for the same period in 2004. The gross profit margin for the nine months ended September 30, 2005 increased to 77%, as compared to 70% for the same period in 2004. This increase in gross profit margin is primarily due to the increase in license and maintenance revenues, which produce higher margins as compared to service revenue.

Operating expenses for the nine months ended September 30, 2005 decreased 17% to CHF 8.5 million, as compared to CHF 10.3 million for the same period in 2004. Research and development expenses decreased 36% due to the capitalization of CHF 1.3 million of software development costs incurred on the Day's new product lines during the nine months ended September 30, 2005. Sales and marketing expenses decreased 12%. General and administrative expenses decreased 11% due to some nonrecurring expenses in the nine months ended September 30, 2004.

As of September 30, 2005, cash and cash equivalents amounted to CHF 4.1 million, down from CHF 4.5 million as of December 31, 2004. Cash decrease is due primarily to CHF 2.6 million of cash used for operations offset by CHF 2.0 million increase in cash due to net proceeds received from the issuance of additional share capital in June 2005. Accounts receivable and unbilled receivables increased to CHF 6.3 million at September 30, 2005 compared to CHF 2.8 million at December 31, 2004 due in part to greater sales in the quarter preceding September 30, 2005 as compared to December 31, 2004. Deferred revenues increased to CHF 3.2 million at September 30, 2005 compared to CHF 2.2 million at December 31, 2004 due to increase in maintenance revenues resulting from growth in customer base. Days-sales outstanding increased to 102 days in the third quarter of 2005 from 71 days in the second quarter of 2005.

New Product Lines

Day successfully launched two new product lines, which are both fully compliant with the Content Repository for Java Technology API standard (JSR170). The first product line is Day's new Java Content Repository - CRX. Day's CRX enables customers to manage large volumes of complex content in a standardized environment, thus gaining significant efficiency and reducing cost.

The second new product line is a series of repository connectors, which enable leading legacy repositories to interact with a standardized Java Content Repository. The first of these innovative interfaces to be delivered is for EMC Documentum. The Day connector will make enterprise content stored in Documentum's legacy repository accessible through the new industry standard, creating greater interoperability and openness. Other connectors that are in development include interfaces for FileNet, OpenText LiveLink, Microsoft SharePoint, IBM Domino.doc, Software AG Tamino, and Interwoven, among others.

JSR 170 is the new standard that defines the interaction between a business application and the repository where the application stores content. Day initiated this standard three years ago, and is leading an international industry expert group that develops the JSR 170 specification. The JSR 170 initiative has gained the support of all major industry players such as IBM, Oracle, Sun and SAP.

Employees

Total headcount as of September 30, 2005 and 2004 was 74 and 85 full time employees, respectively. Headcount as of September 30, 2005 was allocated as follows: professional services 18%, research and development 28%, sales and marketing 23%, general and administration 13% and MarketingNet 18%.

Consolidated Balance Sheets

(in thousands CHF)
(unaudited)

ASSETS	**September 30, 2005**	**December 31, 2004**
Current assets		
Cash and cash equivalents	4,087	4,500
Accounts receivable, net	4,802	2,638
Unbilled receivables	1,469	155
Other receivables	44	424
Prepaid expenses	444	228
Total current assets	**10,846**	**7,945**
Non-current assets		
Property and equipment, net	125	603
Capitalized software development costs, net	1,216	-
Investments	268	91
Goodwill and intangible assets, net	3,371	3,511
Other assets	613	333
Total non-current assets	**5,593**	**4,538**
TOTAL ASSETS	***16,439***	***12,483***
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	263	400
Deferred revenues	3,240	2,224
Other current liabilities	332	181
Accrued liabilities	1,398	1,597
Total current liabilities	**5,233**	**4,402**
Commitments and contingencies		
Shareholders' equity		
Share capital	13,449	12,097
Treasury shares (14,341 shares at September 30, 2005 and 9,762 shares at December 31, 2004, at cost)	(1,178)	(1,074)
Capital reserves	139,181	138,299
Accumulated deficit	(139,724)	(140,652)
Accumulated other comprehensive loss	(522)	(589)
Total shareholders' equity	**11,206**	**8,081**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	***16,439***	***12,483***

Consolidated Statements of Operations

(in thousands CHF, except share information)
(unaudited)

	Nine Months Ended September 30,		Three Months Ended September 30,	
	2005	**2004**	**2005**	**2004**
Revenues				
Software licenses	5,406	4,107	2,068	1,100
Services	6,617	6,610	2,181	2,265
Total revenues	**12,023**	**10,717**	**4,249**	**3,365**
Cost of revenues				
Software licenses	39	16	38	1
Services	2,747	3,158	759	1,144
Total cost of revenues	**2,786**	**3,174**	**797**	**1,145**
Gross profit	***9,237***	***7,543***	***3,452***	***2,220***
Operating expenses				
Research and development	1,443	2,266	591	753
Sales and marketing	4,756	5,402	1,526	1,867
General and administrative	2,153	2,424	589	673
Amortization of intangible assets	140	140	47	47
Stock-based compensation	-	28	-	10
Income (Loss) from operations	**745**	**(2,717)**	**699**	**(1,130)**
Interest income	14	19	5	8
Interest expense	(1)	(4)	(1)	(1)
Foreign exchange gain (loss)	33	(19)	(12)	6
Other income	140	205	79	52
Income (Loss) before income taxes	**931**	**(2,516)**	**770**	**(1,065)**
Provision for income taxes	(3)	(2)	-	2
Net income (loss)	***928***	***(2,518)***	***770***	***(1,063)***
Other comprehensive income	67	14	27	10
Comprehensive income (loss)	***995***	***(2,504)***	***797***	***(1,053)***
Basic earnings (loss) per share	***0.73***	***(2.12)***	***0.58***	***(0.88)***
Dilutive earnings (loss) per share	***0.68***	***(2.12)***	***0.55***	***(0.88)***
Shares used in computing basic earnings (loss) per share	**1,267,335**	**1,189,385**	**1,332,136**	**1,206,985**
Shares used in computing dilutive earnings (loss) per share	**1,359,958**	**1,189,385**	**1,412,782**	**1,206,985**

Consolidated Statements of Cash Flows

(in thousands CHF)

(unaudited)

	Nine Months Ended September 30,	
	2005	**2004**
Net income (loss)	928	(2,518)
Adjustments to reconcile net income (loss) to net cash used in operating activities		
Depreciation of fixed assets	503	822
Loss on fixed asset dispositions	1	10
Amortization of intangible assets	140	140
Amortization of capitalized software costs	37	-
Net foreign currency exchange gain	(48)	(10)
Stock-based compensation	17	26
Stock received in exchange for software	(129)	(100)
Capitalized software development cost	(1,253)	-
Changes in operating assets and liabilities		
Accounts receivable	(2,016)	3,435
Unbilled receivables	(1,252)	(272)
Prepaid expenses and other current assets	178	(117)
Other assets	(222)	-
Accounts payable	(167)	237
Deferred revenues	830	(992)
Accrued liabilities	(238)	(538)
Other current liabilities	136	(457)
Net cash used in operating activities	**(2,555)**	**(334)**
Cash flows from investing activities		
Purchases of equipment	(16)	(32)
Proceeds from sale of equipment	-	1
Net cash used in investing activities	**(16)**	**(31)**
Cash flows from financing activities		
Proceeds from stock option exercises	295	915
Net proceeds from issuance of share capital	1,997	-
Stamp duty on issuance of shares	(23)	-
Purchase of treasury shares	(988)	-
Proceeds from sale of treasury shares	832	-
Net cash provided by financing activities	**2,113**	**915**
Net increase (decrease) in cash and cash equivalents	**(458)**	**550**
Foreign currency adjustment on cash	45	(21)
Cash and cash equivalents at beginning of period	4,500	5,344
Cash and cash equivalents at end of period	***4,087***	***5,873***

Consolidated Statements of Shareholders' Equity

(in thousands CHF, except share information)
(unaudited)

	Share Capital Shares	Share Capital Amount	Treasury Shares	Capital Reserves	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balances January 1, 2004	**1,125,310**	**11,253**	**(1,074)**	**138,170**	**(135,139)**	**(599)**	**12,611**
Proceeds from exercise of stock options	84,344	844	-	90	-	-	934
Stock-based compensation	-	-	-	39	-	-	39
Net loss	-	-	-	-	(5,513)	-	(5,513)
Foreign currency translation	-	-	-	-	-	10	10
Balances December 31, 2004	**1,209,654**	**12,097**	**(1,074)**	**138,299**	**(140,652)**	**(589)**	**8,081**
Proceeds from exercise of stock options	27,200	272	-	23	-	-	295
Net proceeds from issuance of share capital	108,000	1,080	60	834	-	-	1,974
Purchase of treasury shares	-	-	(988)	-	-	-	(988)
Proceeds from sale of treasury shares	-	-	824	8	-	-	832
Stock-based compensation	-	-	-	17	-	-	17
Net income	-	-	-	-	928	-	928
Foreign currency translation	-	-	-	-	-	67	67
Balances September 30, 2005	**1,344,854**	**13,449**	**(1,178)**	**139,181**	**(139,724)**	**(522)**	**11,206**

Notes to Consolidated Interim Financial Statements

(unaudited)
(in thousands of CHF, except share information)

Note 1 – Organization and History

Day Software Holding AG (collectively with its subsidiaries, the "Company") was formed on October 29, 1999, as a stock corporation under the laws of Switzerland. The Company is a provider of global content management and content infrastructure software. The Company's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform. The Company's products and services are marketed throughout Europe, the Americas and Asia Pacific.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). Certain amounts reported in previous years have been reclassified to conform to the 2005 presentation.

These unaudited consolidated interim financial statements should be read in conjunction with the audited financial statements and notes related thereto for the period ended December 31, 2004, included in the Company's Annual Report. The unaudited consolidated interim financial statements include all adjustments necessary to present fairly the Company's consolidated financial position as of September 30, 2005, notes explaining any significant changes that have occurred since December 31, 2004 and the consolidated results of its operations and cash flows for the nine months ended September 30, 2005. The consolidated results of such interim periods are not necessarily indicative of the results to be achieved for the period ended December 31, 2005.

Principles of Consolidation

The accompanying unaudited consolidated interim financial statements include the accounts of Day Software Holding AG and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Note 3 – Shareholders' Equity

In June 2005, Day issued 108,000 shares of authorized capital through MAG Capital, LLC. Net proceeds from the transaction totaled TCHF 1,974. In connection with the transaction, the Company incurred TCHF 415 of costs that have been recorded as a reduction in capital reserves. These transaction costs include TCHF 60 of costs to acquired 3,000 treasury shares at a price of CHF 20 per share from the Company's Chief Executive Officer.

Note 4 – Investments

The Company has an equity investment totaling TCHF 165 in common stock and TCHF 103 in preferred stock of a non-publicly traded company ("investee"). The Company's Chief Financial Officer was a member of the Board of Directors of the investee company when these investments were transacted. The common stock was acquired in March of 2005 in exchange for software license and maintenance sold and is carried at cost which was determined by reference to the value of the software license and maintenance exchanged. The preferred stock was acquired in 2004 in exchange for software license and maintenance sold and is carried at cost which was determined by reference to recent private-placement sales of the investee's common stock. The carrying value of the investment was TCHF 268 as of September 30, 2005.

Note 5 – Capitalized Software Development Costs

SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires development costs incurred in the research and development of new software products to be sold or marketed to be expensed as incurred until technological feasibility in the form of a working model has been established at which time such costs are capitalized, subject to recoverability, until the software products are available for sale. Software costs capitalized during the nine months ended September 30, 2005 totaled TCHF 1,253. Monthly amortization of capitalized software development costs, charged to cost of revenues, will be equal to the greater of the amount calculated by the straight-line method over the estimated life of the product or the amount calculated by using the ratio that current gross revenues bear to total estimated gross revenues of the product. Amortization expense for the nine months ended September 30, 2005 was TCHF 37.

Note 6 – Earning (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) available to shareholders by the weighted average number of shares outstanding during the period. Diluted earnings per share calculated for the nine months ended September 30, 2005 is computed by dividing net income available to shareholders by the weighted average number of shares outstanding plus the effect of potentially dilutive common shares outstanding during the period using the treasury stock method. Potentially dilutive common shares include outstanding stock options. Diluted loss per share calculated for the nine months ended September 30, 2004 is the same as basic loss per share as the effect of the assumed exercise of common stock equivalents is anti-dilutive due to the Company's net losses for the period. Common stock equivalents totaling 35,333 and 228,918 have been excluded from the calculation of the weighted average shares outstanding for the nine months ended September 30, 2005 and 2004, respectively, as the effects are anti-dilutive.

Note 7 – Stock-based Compensation

The Company applies the intrinsic-value based method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB No. 25"), and related interpretations. Under this method, compensation expense is recorded only if the current market price of the underlying stock exceeds the exercise price or the exercise price is not fixed at the date of grant. Such compensation expense, if any, is recognized over the service period to which the option relates. Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123") and Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure ("SFAS No. 148"), an amendment to SFAS No. 123, established accounting and disclosure requirements using a fair value based method of accounting for stock-based compensation plans. As permitted by existing accounting standards, the Company has elected to continue to apply the intrinsic-value based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 123, as amended.

The following table illustrates the effect on net income (loss) and earnings (loss) per share if the Company had applied the fair value based method to all outstanding and unvested awards in the nine months ended September 30, 2005 and 2004:

	2005	2004
Net income (loss), as reported	928	(2,518)
Less: Total stock-based compensation expense determined under fair under fair value based method, net of related tax effects	(856)	(603)
Net income (loss), pro forma	72	(3,121)
Basic earnings (loss) per share, as reported	0.73	(2.12)
Basic earnings (loss) per share, pro forma	0.06	(2.62)
Dilutive earnings (loss) per share, as reported	0.68	(2.12)
Dilutive earnings (loss) per share, pro forma	0.05	(2.62)

The Company calculated the fair value of each option grant on the date of grant using the Black-Scholes option-pricing model as prescribed by SFAS No. 123 using the following assumptions for options granted in the nine months ended September 30, 2005 and 2004:

	2005	2004
Risk free interest rate	2.25%	2.25%
Expected life (years)	5	5
Expected volatility	42%-86%	86%
Dividend yield	-	-

Note 8 – Segment Information

The Company operates predominantly in a single industry segment as a provider of enterprise software and related services. The Company's reportable operating segments are based on geographic location, which are Europe, the Americas and Asia Pacific. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Intergeographic revenues primarily represent intercompany revenues which are accounted for based on established sales prices between the related companies and are eliminated in consolidation.

Geographical revenue information is based on the origin of the sales. Segments by geographic area of origin are as follows for the nine months ended September 30, 2005 and 2004:

	2005	2004
Revenues		
Europe	7,240	8,056
Americas	4,623	2,369
Asia Pacific	190	292
Elimination of intergeographic revenues	(30)	-
Total revenues	12,023	10,717
Net Income (Loss)		
Europe	(854)	(2,265)
Americas	1,782	(253)
Total net income (loss)	928	(2,518)
Assets		
Europe	12,112	13,668
Americas	4,327	1,795
Total assets	16,439	15,463

Note 9 – Commitments and Contingencies

Indemnification Clauses in Software License Agreements

The Company's standard software license agreement includes an indemnification clause that indemnifies the licensee against liability and damages arising out of or in connection with an assertion that the software infringes any United States trademark or copyright. FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", requires certain disclosures regarding intellectual property infringement indemnification. To date, the Company has had no material claims or costs related to these indemnification clauses and therefore, has no liability recorded related to these indemnification clauses as of September 30, 2005.

About Day (www.day.com)

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the SWX Swiss Exchange (SWX:DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, DaimlerChrysler, Deutsche Post World Net, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

Forward-looking Statements

This report may contain forward-looking statements regarding future events or the future performance of Day Software Holding AG and its subsidiaries (the "Company"). Words such as "expects," "plans," "believes," "may," "will," and variations of these words or similar expressions are intended to identify forward-looking statements. These statements speak only as of the date hereof. Such information is subject to change, and the Company will not necessarily inform you of such changes. Actual events or results, of course, could differ materially and adversely from those expressed in any forward-looking statement. There is currently no public trading market in the United States for the Company's stock, and the Company does not make filings (e.g., Forms 10-K and 10-Q) with the Securities and Exchange Commission under the Securities Exchange Act of 1934

For further information

Peter Nachbur
Day Software Holding AG
Barfüsserplatz 6
4001 Basel, Switzerland

T +41 61 226 98 98
F +41 61 226 98 97
E-Mail peter.nachbur@day.com

The English text of this report represents the binding version.



Day

Q1 2006



Day Software Report for the First Quarter of Fiscal Year 2006

Results in Detail

Revenues for the first quarter of 2006 amounted to CHF 5.2 million, as compared to CHF 4.1 million for the first quarter of 2005. License revenues for the first quarter of 2006 amounted to CHF 2.1 million or 40% of total revenues, as compared to CHF 1.9 million for the first quarter of 2005 or 46% of total revenues. Product support and services revenues for the first quarter of 2006 increased 41% to CHF 3.1 million, as compared to CHF 2.2 million for the first quarter of 2005. The increase in revenues from 2005 to 2006 is due to increase in product support revenues due to growing customer base and increase in license and service revenues resulting from new OEM agreements in the first quarter of 2006.

In the first quarter of 2006, Day generated revenues of CHF 2.2 million, CHF 2.5 million and CHF 0.5 million in Europe, the Americas and Asia Pacific, respectively. The United States was Day's largest contributor of revenues in the first quarter of 2006.

Revenues for the first quarter of 2006 increased 4% to CHF 5.2 million, as compared to CHF 5.0 million for the fourth quarter of 2005. License revenues for the first quarter of 2006 decreased 19% to CHF 2.1 million, as compared to CHF 2.6 million for the fourth quarter of 2005. Product support and services revenues for the first quarter of 2006 increased 29% to CHF 3.1 million, as compared to CHF 2.4 million for the fourth quarter of 2005.

Gross profit for the first quarter of 2006 increased 37% to CHF 4.1 million, as compared to CHF 3.0 million for the first quarter of 2005 and increased 5% from CHF 3.9 million for the fourth quarter of 2005. The gross profit margin for the first quarter of 2006 increased to 79%, as compared to 73% in the first quarter of 2005 and 78% in the fourth quarter of 2005. This increase in gross profit margin is due to the increase in software license and product support revenues, which produce higher margins as compared to service revenue.

Operating expenses for the first quarter of 2006 increased 7% to CHF 3.2 million, as compared to CHF 3.0 million for the first quarter of 2005. Research and development expenses increased 38% due to capitalization of TCHF 209 of software development costs on 2 new products in the first quarter of 2006 as compared to capitalization of TCHF 475 of software development costs on 1 new product in the first quarter of 2005. Sales and marketing expenses increased 4% due to increase in commissions as a result of the increase in revenues. General and administrative expenses decreased 4%. Operating expenses for the first quarter of 2006 included TCHF 120 of share-based compensation expense.

Net income for the first quarter of 2006 was TCHF 915, as compared to net income of TCHF 120 for the first quarter of 2005 and net loss of TCHF 187 for the fourth quarter of 2005. Basic earnings per share was CHF 0.67 for the first quarter of 2006, as compared to basic earnings per share of CHF 0.10 for the first quarter of 2005 and basic loss per share of CHF 0.14 for the fourth quarter of 2005. Dilutive earnings per share was CHF 0.63 for the first quarter of 2006, as compared to dilutive earnings per share of CHF 0.09 for the first quarter of 2005 and dilutive loss per share of CHF 0.14 for the fourth quarter of 2005.

Employees

Total headcount as of March 31, 2006 and 2005 was 77 and 84 full time employees, respectively. Headcount as of March 31, 2006 was allocated as follows: professional services 18%, research and development 27%, sales and marketing 21%, general and administration 12% and MarketingNet 22%.

Consolidated Balance Sheets

(in thousands CHF, except share information)

(unaudited)

ASSETS	**March 31, 2006**	**December 31, 2005**
Current assets		
Cash and cash equivalents	6,175	4,256
Restricted cash	-	263
Accounts receivable, net of allowance	5,782	7,224
Unbilled receivables	2,098	1,334
Other receivables	41	19
Prepaid expenses	699	272
Total current assets	**14,795**	**13,368**
Non-current assets		
Property and equipment, net	119	129
Capitalized software development costs, net	1,389	1,217
Investments, net	198	200
Goodwill and intangible assets, net	3,278	3,324
Other assets	98	395
Total non-current assets	**5,082**	**5,265**
TOTAL ASSETS	***19,877***	***18,633***
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	460	615
Deferred revenue	4,363	3,820
Other current liabilities	184	437
Accrued liabilities	1,520	2,070
Total current liabilities	**6,527**	**6,942**
Deferred revenue less current portion	804	547
Total liabilities	**7,331**	**7,489**
Shareholders' equity		
Share capital, CHF 10.00 par value; 1,369,053 shares issued and outstanding, 496,000 additional authorized and 552,601 conditional as of March 31, 2006; 1,353,570 shares issued and outstanding, 496,000 additional authorized and 568,084 conditional as of December 31, 2005.	13,691	13,536
Treasury shares	(1,075)	(1,227)
Additional paid-in capital	139,472	139,256
Accumulated deficit	(138,996)	(139,911)
Accumulated other comprehensive loss	(546)	(510)
Total shareholders' equity	**12,546**	**11,144**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	***19,877***	***18,633***

Consolidated Statements of Operations

(in thousands CHF, except share and per share information)
(unaudited)

	Three Months Ended March 31, 2006	Three Months Ended March 31, 2005
Revenues		
Software licenses	2,061	1,904
Product support and services	3,129	2,223
Total revenues	**5,190**	**4,127**
Cost of revenues		
Software licenses	48	1
Product support and services	1,048	1,084
Total cost of revenues	**1,096**	**1,085**
Gross profit	**4,094**	**3,042**
Operating expenses		
Research and development	659	478
Sales and marketing	1,782	1,711
General and administrative	726	754
Amortization of intangible assets	47	47
Income from operations	**880**	**52**
Interest income	9	5
Interest expense	-	-
Foreign exchange gain	27	19
Other income	7	47
Income before taxes	**923**	**123**
Provision for taxes	(8)	(3)
Net income	**915**	**120**
Basic earnings per share	**0.67**	**0.10**
Dilutive earnings per share	**0.63**	**0.09**
Shares used in computing basic earnings per share	**1,356,228**	**1,208,892**
Shares used in dilutive basic earnings per share	**1,446,118**	**1,325,029**

Consolidated Statements of Cash Flows

(in thousands CHF)
(unaudited)

	Three Months Ended March 31, 2006	Three Months Ended March 31, 2005
Net income	915	120
Adjustments to reconcile net income to net *cash used in operating activities*		
Depreciation and amortization of fixed assets	21	231
Amortization of intangible assets	47	47
Amortization of capitalized software costs	37	-
Net foreign currency exchange gain	(25)	(15)
Share-based compensation	125	7
Stock received in exchange for software	-	(129)
Changes in operating assets and liabilities		
Accounts receivable	1,389	(1,437)
Unbilled receivables	(491)	(858)
Prepaid expenses and other current assets	(186)	(108)
Other assets	32	(217)
Accounts payable	(153)	176
Deferred revenues	812	1,446
Accrued liabilities	(536)	(421)
Other current liabilities	(247)	68
Net cash provided by (used) in operating activities	**1,740**	**(1,090)**
Cash flows from investing activities		
Capitalized software development cost	(209)	(475)
Purchases of equipment	(10)	(6)
Net cash used in investing activities	**(219)**	**(481)**
Cash flows from financing activities		
Proceeds from stock option exercises	194	293
Purchase of treasury shares	(434)	(38)
Proceeds from sale of treasury shares	638	35
Net cash provided by financing activities	**398**	**290**
Net increase (decrease) in cash and cash equivalents	**1,919**	**(1,281)**
Foreign currency adjustment on cash	-	31
Cash and cash equivalents at beginning of period	4,256	4,500
Cash and cash equivalents at end of period	**6,175**	**3,250**

Consolidated Statements of Shareholders' Equity

(in thousands CHF, except share information)

(unaudited)

	Share Capital		Treasury	Additional Paid-in	Accumulated	Accumulated Other Comprehensive	Total Shareholders'
	Shares	*Amount*	*Shares*	*Capital*	*Deficit*	*Income (Loss)*	*Equity*
Balances January 1, 2005	**1,209,654**	**12,097**	**(1,074)**	**138,299**	**(140,652)**	**(589)**	**8,081**
Proceeds from exercise of stock options	35,916	359	-	85	-	-	444
Net proceeds from issuance of share capital	108,000	1,080	60	834	-	-	1,974
Purchase of treasury shares	-	-	(1,222)	-	-	-	(1,222)
Proceeds from sale of treasury shares	-	-	1,009	16	-	-	1,025
Stock-based compensation	-	-	-	22	-	-	22
Net income	-	-	-	-	741	-	741
Foreign currency translation	-	-	-	-	-	79	79
Balances December 31, 2005	**1,353,570**	**13,536**	**(1,227)**	**139,256**	**(139,911)**	**(510)**	**11,144**
Proceeds from exercise of stock options	15,483	155	-	39	-	-	194
Purchase of treasury shares	-	-	(434)	-	-	-	(434)
Proceeds from sale of treasury shares	-	-	586	52	-	-	638
Share-based compensation	-	-	-	125	-	-	125
Net income	-	-	-	-	915	-	915
Foreign currency translation	-	-	-	-	-	(36)	(36)
Balances March 31, 2006	**1,369,053**	**13,691**	**(1,075)**	**139,472**	**(138,996)**	**(546)**	**12,546**

Notes to Consolidated Interim Financial Statements

(in thousands of CHF, except share information)
(unaudited)

Note 1 – Organization and History

The Company

Day Software Holding AG (collectively with its subsidiaries, the "Company") was formed on October 29, 1999, as a stock corporation under the laws of Switzerland. The Company is an international provider of global content and infrastructure software. The Company's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture and its innovative ContentBus turn the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform. The Company's technology, CRX, is a java content repository that fully implements the new Java Content Repository API (JCR) standard that makes high value content easily accessible for any application. CRX is the first commercially available, industry strength implementation of the groundbreaking new JSR 170 standard for content repositories. The Company's products and services are marketed throughout Europe, the Americas and Asia Pacific.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). Certain amounts reported in previous years have been reclassified to conform to the 2006 presentation.

These unaudited consolidated interim financial statements should be read in conjunction with the audited financial statements and notes related thereto for the period ended December 31, 2005, included in the Company's Annual Report. The unaudited consolidated interim financial statements include all adjustments necessary to present fairly the Company's consolidated financial position as of March 31, 2006, notes explaining any significant changes that have occurred since December 31, 2005 and the consolidated results of its operations and cash flows for the three months ended March 31, 2006. The consolidated results of such interim periods are not necessarily indicative of the results to be achieved for the period ended December 31, 2006.

Principles of Consolidation

The accompanying unaudited consolidated interim financial statements include the accounts of Day Software Holding AG and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Note 3 – Investments

The Company has an equity investment before impairment charges totaling TCHF 167 in common stock and TCHF 104 in preferred stock of a non-publicly traded company ("investee"). The Company's Chief Financial Officer was a member of the Board of Directors of the investee company when these investments were transacted, but he resigned from his position in 2005. Common stock was acquired in March of 2005 in exchange for software license and maintenance sold and is carried at cost which was determined by reference to the value of the software license and maintenance exchanged. Preferred stock was acquired in 2004 in exchange for software license and maintenance sold and is carried at cost which was determined by reference to recent private-placement sales of the investee's common stock. In 2005, the Company acquired additional common and preferred stock in the investee company and received a note receivable for TCHF 33 from the investee company in exchanged for cash of TCHF 33. The Company's total ownership percentage in the investee company as of March 31, 2006 and December 31, 2005 was 14.65%.

Impairment in value of cost method investments that are considered to be other-than-temporary are recognized immediately as expense and a new cost basis is established. A cost method investment is evaluated for impairment whenever events or circumstances indicate that the investment may be impaired. During 2005, the Company determined that an impairment of TCHF 73 existed on its investments. There were no impairment charges during the three months ended March 31, 2006.

The carrying value of the investment was TCHF 198 and TCHF 200 as of March 31, 2006 and December 31, 2006, respectively.

Note 4 – Capitalized Software Development Costs

Statement of Financial Accounting Standard No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed, requires development costs incurred in the research and development of new software products to be sold or marketed to be expensed as incurred until technological feasibility in the form of a working model has been established at which time such costs are capitalized, subject to recoverability, until the software products are available for sale. Software costs capitalized during the three months ended March 31, 2006 and 2005 totaled TCHF 209 and 475, respectively. Monthly amortization of capitalized software development costs, charged to cost of revenues, will be equal to the greater of the amount calculated by the straight-line method over the estimated life of the product or the amount calculated by using the ratio that current gross revenues bear to total estimated gross revenues of the product. Amortization expense for the three months ended March 31, 2006 and 2005 was TCHF 37 and 0, respectively.

Note 5 – Shareholders' Equity

In June 2005, Day issued 108,000 shares of authorized capital to a group of investors ("Investors"). Net proceeds from the transaction totaled TCHF 1,914. In connection with the transaction, the Company incurred TCHF 415 of costs that have been recorded as a reduction in capital reserves. These transaction costs include TCHF 60 of costs to acquire 3,000 treasury shares at a price of CHF 20 per share from the Company's Chief Executive Officer. The Company also paid fees totaling TCHF 25 to the Company's Chief Executive Officer's wife for legal services related to the transaction. In connection with the transaction above, the Investors have the right to acquire 12,000 shares at a price of CHF 10.00 per share if the average price of a share becomes less than the original issue price during the period starting on July 1, 2005 and ending on June 30, 2006. The Investors have deposited TCHF 120 in a non-interest bearing bank account to be used to acquire these additional shares. Any funds not used to acquire additional shares shall be contributed to the Company as additional paid-in capital.

Note 6 – Share-based Compensation

The Company has two stock option plans, the Day Interactive Holding AG International Stock Option Plan (the "International Option Plan") and the Day Interactive Holding AG United States Stock Option Plan (the "United States Option Plan"). Both the International Option Plan and United States Option Plan are administered by the Board of Directors, which determines the terms and conditions of the options granted, including exercise price, number of options granted and the vesting period of such options. Substantially all of the stock options outstanding vest over a 2 to 4 year period all and have an exercise price equal to the market value on date of grant. The maximum term of options granted under the International Option Plan and the United States Option Plan is ten years. The maximum shares of capital stock for issuance under the United States Option Plan and the International Option Plan is 373,595 and 186,800, respectively.

On January 1, 2006, the Company adopted Statement of Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment ("SFAS 123R"). SFAS 123R establishes accounting guidance for transactions in which an entity awards its equity instruments in exchange for employee services. The cost of the employee's service is measured based on the grant dated fair value of the equity instrument, adjusted for estimated forfeiture rate, and is expensed over the vesting period of the equity instrument. SFAS 123R applies to all awards granted, modified, repurchase or cancelled after SFAS 123R is adopted. The Company is using the modified prospective method established under SFAS 123R to account for all unvested awards granted prior to January 1, 2006. Under the modified prospective method, share-based compensation expense is calculated by taking the grant date fair market value of the award calculated under SFAS 123 and expensing it over the remaining vesting period.

Share-based compensation expense included in the consolidated statement of operations for the three months ended March 31, 2006 is as follows:

In thousands CHF	**2006**
Cost of revenues	5
Research and development	69
Sales and marketing	11
General and administrative	40
Total share based compensation expense	**125**

For the three months ended March 31, 2006, the Company calculated the fair value of each option grant on the date of grant using the Black-Scholes option-pricing model as prescribed by SFAS No. 123R using the assumptions in the following table. The risk free interest rate under the International Option Plan is based on the Swiss Confederation bond yield during the option grant period. The risk free interest rate under the United States Option Plan is based on the U.S. Treasury yield curve during the option grant period. The expected life is calculated taking an average between the option vesting term and the contractual term. The expected volatility is based on historical volatility. The forfeiture rates are based on historical forfeitures.

Risk free interest rate under International Option Plan	2.25%
Risk free interest rate under United States Option Plan	4.50%
Expected life (years)	5
Expected volatility	43.7%
Forfeiture rate under International Option Plan	14.51%
Forfeiture rate under United States Option Plan	6.1%
Dividend yield	-

The weighted average grant date fair value for options issued during the three months ended March 31, 2006 was CHF 10.11.

Stock option activity under the International Option Plan and United States Option Plan for the three months ended March 31, 2006 was as follows:

	Number of Shares	**Weighted Average Exercise Price**
Outstanding, December 31, 2005	307,672	17.93
Granted	33,800	23.01
Exercised	(15,483)	12.55
Cancelled	(500)	28.50
Outstanding, March 31, 2006	**325,489**	**18.69**

The following table summarizes information regarding stock options as of March 31, 2006:

Range of Exercise Prices On Options Outstanding	Options Outstanding As of March 31, 2006	Weighted Average Contractual Life Remaining on Options Outstanding (Years)	Weighed Average Exercise Price On Options Outstanding	Options Exercisable As of March 31, 2006	Weighed Average Exercise Price On Options Exercisable
10.00 - 14.00	101,120	4.79	12.23	97,773	12.18
15.05 - 19.75	57,132	5.35	17.32	41,367	17.19
20.10 - 24.30	140,164	6.83	21.20	69,149	20.48
25.00 - 29.00	7,073	4.19	26.38	6,685	26.27
35	20,000	3.59	35.00	20,000	35.00
Totals	**325,489**			**234,974**	

Prior to January 1, 2006, the Company applied the intrinsic-value based method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB No. 25"), and related interpretations including Financial Accounting Standards Board Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB Opinion No. 25 ("FIN 44"). Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price or the exercise price is not fixed at the date of grant. Such compensation expense, if any, is recognized over the service period to which the option relates. Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123") and Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure ("SFAS No. 148"), established accounting and disclosure requirements using a fair value based method of accounting for stock-based compensation plans. As permitted by SFAS 123, the Company adopted only the following disclosure requirements of SFAS 123, as amended.

Effect on net income had the Company applied the fair value based method to all outstanding and unvested awards during the three months ended March 31, 2005:

In thousands CHF except per share data	2005
Net income, as reported	120
Deduct: Total stock-based compensation expense determined under fair value based method, net of related tax effects	293
Net loss, pro forma	(173)
Basic earnings per share, as reported	0.10
Basic loss per share, pro forma	(0.14)
Dilutive earnings per share, as reported	0.09
Dilutive loss per share, pro forma	(0.14)

The Company calculated the fair value of each option grant on the date of grant using the Black-Scholes option-pricing model as prescribed by SFAS No. 123 using the following assumptions for options granted during the three months ended March 31, 2005:

	2005
Risk free interest rate	2.25%
Expected life (years)	5
Expected volatility	86%
Dividend yield	-

Note 7 – Segment Information

The Company operates predominantly in a single industry segment as a provider of enterprise software and related services. The Company's reportable operating segments are based on geographic location, which are Europe, the Americas and Asia Pacific. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Intergeographic revenues primarily represent intercompany revenues which are accounted for based on established sales prices between the related companies and are eliminated in consolidation.

Geographical revenue information is based on the origin of the sales. Segments by geographic area of origin are as follows for the three months ended March 31, 2006 and 2005:

In thousands CHF	**2006**	**2005**
Revenues		
Europe	2,442	2,390
Americas	2,516	1,728
Asia Pacific	476	39
Elimination of intergeographic revenues	(244)	(30)
Total revenues	5,190	4,127
Net Income (Loss)		
Europe	(413)	(622)
Americas	1,328	742
Total net income	915	120
Assets		
Europe	14,133	11,407
Americas	5,744	2,895
Total assets	19,877	14,302

Note 8 – Earnings Per Share

Basic earnings per share is computed by dividing net income available to shareholders by the weighted average number of shares outstanding during the period. Diluted earnings per share calculated for the three months ended March 31, 2006 and 2005 is computed by dividing net income available to shareholders by the weighted average number of shares outstanding plus the effect of potentially dilutive common shares outstanding during the period using the treasury stock method. Potentially dilutive common shares include outstanding stock options. Common stock equivalents totaling 107,359 and 30,749 have been excluded from the calculation of the weighed average shares outstanding for the three months ended March 31, 2006 and 2005, respectively, as the effects are anti-dilutive.

Note 9 – Commitments and Contingencies

Indemnification Clauses in Software License Agreements

The Company's standard software license agreement includes an indemnification clause that indemnifies the licensee against liability and damages arising out of or in connection with an assertion that the software infringes any United States trademark or copyright. Financial Accounting Standards Board Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", requires certain disclosures regarding intellectual property infringement indemnification. To date, the Company has had no material claims or costs related to these indemnification clauses and therefore, has no liability recorded related to these indemnification clauses as of March 31, 2006.

About Day (www.day.com)

Day is a provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the SWX Swiss Exchange (SWX:DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, DaimlerChrysler, Deutsche Post World Net, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

Forward-looking Statements

This report may contain forward-looking statements regarding future events or the future performance of Day Software Holding AG and its subsidiaries (the "Company"). Words such as "expects," "plans," "believes," "may," "will," and variations of these words or similar expressions are intended to identify forward-looking statements. These statements speak only as of the date hereof. Such information is subject to change, and the Company will not necessarily inform you of such changes. Actual events or results, of course, could differ materially and adversely from those expressed in any forward-looking statement. There is currently no public trading market in the United States for the Company's stock, and the Company does not make filings (e.g., Forms 10-K and 10-Q) with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

For further information

Peter Nachbur
Day Software Holding AG
Barfüsserplatz 6
4001 Basel, Switzerland

T +41 61 226 98 98
F +41 61 226 98 97
E-Mail peter.nachbur@day.com

The English text of this report represents the binding version.


Day